SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2010 Management Report

Dear Sirs:

We hereby submit the Management Report and Financial Statements of Net Serviços de Comunicação S.A. (“Company” or “NET”) for the fiscal year ended December 31, 2010 and the Independent Auditors Report for the appreciation of the Company’s shareholders, clients and product and service and suppliers, as well as the financial community and society as a whole.

The second half of 2010 was marked by a resurgence of net additions, thanks to the sales recovery of sales and the reduced churn rate (clients leaving the subscriber base). Strong period growth underlined the effectiveness of the growth-targeting initiatives introduced throughout the year.

Once again, the Vírtua Broadband Internet Access was the annual highlight. Focused on client needs, NET launched new speeds of 10Mb, 20Mb, 50Mb and 100Mb in 2010, making it even more attractive and maintaining substantial growth of the client base. Our constant investments in technology have allowed us to provide an increasing number of competitive, high-quality services.

We continued as absolute leaders of the Pay TV market, with a wide range of offerings, from the most basic to the most comprehensive, with several movie, sports, variety and news channels, as well as high definition and the ability to record, thus meeting the product needs of each individual.

As the high definition (HD) pioneer in Brazil, one of the Company’s main objectives in 2010 was to expand the number of subscribers with access to HD programming. As a result of its efforts, NET became the country’s leading Pay TV operator in the HD segment, according to a survey by TNS Research International.

The Voice Service continued to record substantial growth and we remained the portability leader with Net Fone Via Embratel.

NET closed 2010 with a Pay TV subscriber base of 4,212,000 clients, 14% up on the 3,690,000 recorded at the end of 2009. The Broadband base totaled 3,524,000 clients at year-end, 22% more than the 2,882,000 in 2009. Lines in service ended the year at 3,153,000, a 23% improvement over the 2,557,000 reported at the close of 2009.

We believe 2011 will be another year of important achievements and that our commitment to the future will be demonstrated by each and every one of us as we strive once again to meet our goals. After all, O Mundo é dos Nets.

1.     Financial Performance

Net Revenue increased by 17% from R$4,613.4 million, in 2009, to R$5,405.7 million, primarily driven by the expansion of the subscriber base.

Operating Costs and General and Administrative Expenses (including total depreciation and amortization) came to R$4,139.4 million in 2010, 21% up on the R$3,424.5 million posted in 2009, mainly due to business growth. As a percentage of net revenue, general and administrative expenses climbed from 13.8%, in 2009, to 14.7%. The upturn in depreciation and amortization expenses was mainly due to the higher number of residential installations and increased investments in infrastructure.

Annual Selling Expenses totaled R$594.5 million, 18% more than the R$505.1 million reported in 2009. As a percentage of net revenue, selling expenses remained flat at 10.0%. Bad Debt Expenses came to

R$41.6 million in 2010, 2% higher than the R$40.7 million registered the year before. However, these expenses remained low, corresponding to around 0.7% of gross revenue in both periods.

Net Financial Expenses and Revenue fell from revenue of R$65.4 million in 2009 to an expense of R$190.1 million, chiefly due to the reversal of the PIS/COFINS provision in 2009. Other factors affecting the variation include exchange gains in 2009 on dollar-denominated loans thanks to the period appreciation of the Real.

Expenses with current and deferred Income Tax and Social Contribution totaled R$160.8 million in 2010, versus a positive R$47.0 million in 2009, mainly due to the corporate restructuring, which allowed for the recognition of certain fixed assets in the balance sheet.

Total Assets closed the year at R$8.5 billion, 2% more than in 2009.

Cash and Cash Equivalents totaled R$821.6 million, 19% down on the R$1,015.6 million recorded in 2009, mainly due to the upturn in period investments (capex), especially in network expansion and modernization.

Gross debt, which includes principal and incurred interest, closed 2010 at R$2,178.3 million, 1% down on 2009. Short-term debt accounted for 5% of total debt.

Net debt (Gross debt less cash and cash equivalents) stood at R$1,356.7 million, versus R$1,183.2 million at the end of 2009, while the Net Debt to EBITDA ratio fell from 0.95x to 0.87x in the same period.

Annual capex totaled R$1.2 billion, 15% more than in 2009, with the variable portion, which is allocated to client acquisitions, residential installations and equipment purchases, representing 58% of the total. The remainder was allocated to maintenance and network and bidirectional expansion projects.

2.     Capital Market

Embratel, an important shareholder and signatory to the NET shareholders’ agreement, held a public tender offer for all the preferred shares issued by NET. The auction was held on October 7, 2010, when Embratel announced that it acquired 143.9 million preferred shares at a unit price of R$23.00 per share. Given the adherence of more than two-thirds of shareholders, the offer was extended until January 13, 2011, pursuant to CVM Instruction 361. Embratel now holds 210,838,097 preferred shares, corresponding to 92.3% of NET’s total preferred shares, while Embrapar, together with its subsidiary Embratel, now holds 223,080,448 preferred shares, representing 97.6% of NET’s total preferred shares.

On January 13, 2011, Embrapar’s direct and indirect interest in NET’s capital, together with that of its subsidiary Embratel, is 91.9%.

3.     Human Resources

We constantly seek to align all our employees in terms of maintaining our strategy and achieving our goals, within an ethical environment characterized by constant professional development. We encourage our employees to pursue refresher courses and university extension courses and we have a compensation plan that is directly linked to our results. The Company maintains a profit sharing agreement for all employees, based on specific indicators and targets, which aims to motivate the achievement of growth, profitability and service quality objectives.

4.     Social Responsibility

Connecting people for a better world. In 2010 NET continued with its commitment to social responsibility, improving on the NET Education portal, our first major social responsibility project. This completely free program, initially designed to improve teachers’ training, was launched in 2004 and provides free access to online content and environments, thereby expanding and enhancing the use of technology and the collective construction of knowledge through educational and cultural projects focused on stimulating individuals and communities.

Another important project is NET Community, which encourages the community to play an active role in social transformation and creates the necessary conditions so that everyone can develop as individuals, professionals and citizens. The program is founded on three pillars: Community Reporter, an annual means of communication and technology course with a focus on community communications; NET Actions, through which NET volunteers take part in community initiatives; and Culture and Leisure Sessions, which include movie screenings, interactive games, cultural exhibitions and presentations and one-off or modular, short-term workshops offering training in means of communication, art and technology in the communities of Cambuci, in São Paulo, and Vila União, in Campinas.

5.     Relations with the Independent Auditors

The complete audit of the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Brazilian accounting practices was conducted by Ernst & Young Terco. Services undertaken by Ernst & Young Terco that were unrelated to the audit were mainly related to reviewing documents for the issue of securities, compliance with tax regulations in regard to the preparation of income tax declarations, and complementary information for the Federal Revenue Service (Fcont), the fees for which totaled R$0.9 million, equivalent to 42% of the fees for auditing the financial statements in 2010.  Services not related to the audit were provided in less than one year by specialized teams completely independent of the team responsible for auditing the financial statements, pursuant to the Company’s procedures for ensuring the objectivity and autonomy of the external auditors.

The Fiscal Council also exercises the functions of the Audit Committee pursuant to the standards required by the law and U.S. capital market regulations, supervises the operations and autonomy of the independent auditors, analyzes the scope and declarations of the auditors as to their independence, approves the nature of all the services provided in advance and forwards its report to the Board of Directors.

6.     Acknowledgements

Our mission to BE THE BEST CABLE MULTISERVICE CABLE SOLUTION CONNECTING PEOPLE IN THEIR HOMES WITH THE WORLD is what guides our decisions and the performance of our daily tasks. Every day, we do everything possible to deliver services that set us apart in the market so that our clients are satisfied while using our products and services in the comfort and convenience of their homes.

We would like to take his opportunity to thank all those with whom we dealt in 2010 hope to count on you once again, while reaffirming that we are COMMITTED TO THE FUTURE to ensure the perpetuity of our company, guarantee returns for our shareholders, give back to society and provide top quality service to our clients.

The Company entered into an Agreement to Adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (BOVESPA). Level 2 comprises a select group of companies who undertake to adopt more stringent corporate governance practices. The Company’s annual and quarterly financial statements also include additional BOVESPA requirements. Pursuant to the Company’s Bylaws, disputes or controversies arising from or related to its Bylaws, the Level 2 Listing Rules, Corporate Law, the regulations issued by the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities and Exchange Commission and the BOVESPA, and all the other rules governing the functioning of the capital market in general will be submitted to arbitration by the Market Arbitration Chamber, instituted by the BOVESPA (Arbitration Clause).

São Paulo, February 18, 2011.

Management

NET SERVIÇOS DE COMUNICAÇÃO S A

Financial Statements

Net Serviços de Comunicação S.A.

December 31, 2010

With Report of  Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

FINANCIAL STATEMENTS

Years ended on December 31, 2010 and 2009

A free translation from Portuguese into English of Report of Independent Auditors on financial statements

Report of independent auditors on financial statements

The Board of Directors and Shareholders

Net Serviços de Comunicação S.A.

São Paulo - SP

We have audited the individual and consolidated financial statements of Net Serviços de Comunicação S.A. (“Company”), identified as Controlling Company and Consolidated, comprising the balance sheet as of December 31, 2010 and the related statements of comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other notes to the financial statements.

Management responsibility for the financial statements

Management is responsible for the preparation and appropriate presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with the accounting practices adopted in Brazil, as well as for the internal controls management determined as necessary to allow the preparation of these financial statements free of material misstatements, regardless of whether or not caused by fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International auditing standards. These standards require that auditors comply with ethical requirements and that audit be planned and carried out to obtain reasonable assurance that the financial statements are free of material misstatements.

An audit includes procedures selected to obtain evidence of the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we considered internal controls relevant to the Company’s preparation and presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes the evaluation of the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Report of independent auditors on financial statements - Continued

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Net Serviços de Comunicação S.A. at December 31, 2010, the results of its operations and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2010, its consolidated results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the accounting practices adopted in Brazil.

Emphasis of matter

As mentioned in Note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Net Serviços de Comunicação S.A., these practices differ from the International Financial Reporting Standards as issued by the International Accounting Standards Board – applicable to the separate financial statements – solely with respect to the measurement of investments in subsidiaries under the equity method, while such investments would be measured at cost or fair value in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board purposes.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2010, which presentation is required by the Brazilian Corporate Law for publicly held companies, and as supplementary information under the International Financial Reporting Standards as issued by the International Accounting Standards Board, whereby no statement of value added presentation is required. These statements have been subject to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

São Paulo, Brazil, February 16, 2011

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-1

B. Alfredo Baddini Blanc Accountant CRC-1SP126402/O-8	Julio Braga Pinto Accountant CRC-1SP209957/O-2

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income

Years ended on December 31, 2010 and 2009

(In thousands of reais, except per share amounts)

		Controlling Company		Consolidated
	Notes	12/31/2010	12/31/2009 (Reviwed)	12/31/2010	12/31/2009

Net sales	5	1,946,417	475,293	5,405,669	4,613,389
Cost of services rendered	6/8	(1,159,852)	(218,532)	(3,346,818)	(2,789,812)
Gross profit		786,565	256,761	2,058,851	1,823,577

Operating expenses
Selling expenses	8	(241,823)	(86,965)	(594,470)	(505,063)
General and administrative expenses	8	(380,576)	(157,559)	(792,597)	(634,656)
Other	8	20,893	(5,090)	(13,725)	(60,389)
		(601,506)	(249,614)	(1,400,792)	(1,200,108)

Investments in subsidiaries
Equity	14	329,370	469,660	-	-
	14	329,370	469,660	-	-

Operating profit		514,429	476,807	658,059	623,469

Finance results
Finance expenses	7	(279,388)	49,586	(359,422)	(27,335)
Finance income	7	114,040	31,562	169,354	92,779
		(165,348)	81,148	(190,068)	65,444

Profit before income taxes and social contribution		349,081	557,955	467,991	688,913

Income tax and social contribution
Current	13	2,093	(88)	(78,063)	(111,561)
Deferred	13	(44,023)	178,081	(82,777)	158,596
		(41,930)	177,993	(160,840)	47,035
Profit for the year		307,151	735,948	307,151	735,948

Basic and diluted earnings per share – common	25	0.84	2.01
Basic and diluted earnings per share – preferred	25	0.92	2,22

The Company has no other comprehensive results that should be included in these statements of comprehensive income.

See accompanying notes to financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

As at December 31, 2010 and 2009

(In thousands of reais)

		Controlling Company			Consolidated
	Notes	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
ASSETS
Current
Cash and cash equivalents	9	601,014	760,452	189,329	821,560	1,015,605
Trade accounts receivable	10	178,187	59,872	916	350,905	263,952
Inventories	11	34,794	14,750	592	82,050	58,763
Receivables from related parties	21	9,540	20,107	20,143	-	24,801
Subsidiaries receivables schedule	21	35,649	58,823	69,243	-	-
Recoverable taxes	13	17,097	972	72	28,385	3,624
Prepaid expenses		17,337	18,660	292	27,433	33,215
Interest on stockholder’s equity capital and dividend receivables	21	64,995	72,907	95,140	-	-
Prepaid rights for use	21	122,719	79,640	-	172,536	175,088
Other current assets		10,132	5,266	1,941	15,969	12,467
Total current assets		1,091,464	1,091,449	377,668	1,498,838	1,587,515

Non-current
Judicial deposits	12	53,242	39,495	12,393	83,735	74,609
Receivables from related parties	21	142,817	119,673	10,070	-	-
Deferred taxes	13	225,049	268,687	99,031	562,423	643,936
Recoverable taxes	13	92,961	61,302	31,252	94,516	71,056
Prepaid rights for use	21	346,606	300,135	-	487,307	659,842
Investments	14	1,654,034	1,867,806	2,631,864	-	-
Property, plant and equipment	15	1,761,637	902,494	26,754	3,322,350	2,767,037
Intangible assets	16	2,432,546	2,408,552	1,651,923	2,485,940	2,523,168
Other non-current assets		3,145	4,355	3,015	6,135	6,628
Total non-current assets		6,712,037	5,972,499	4,466,302	7,042,406	6,746,276

Total assets		7,803,501	7,063,948	4,843,970	8,541,244	8,333,791

		Controlling Company			Consolidated
	Notes	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
LIABILITIES
Current
Trade accounts payable	17	227,342	117,738	28,691	349,480	327,715
Accounts payable - programming suppliers	18	89,235	64,957	71,137	134,813	124,602
Income taxes and social contribution		-	-	-	2,635	2,586
Other fiscal obligations		23,081	23,861	7,451	62,964	70,270
Payroll and related charges		127,859	101,771	50,194	180,695	181,678
Debt	19	65,522	38,674	15,064	104,865	85,475
Related parties	21	387,268	130,088	4,399	78,242	-
Copyright payable	20	80,174	44,502	122	99,386	77,794
Interest on stockholder's equity capital and dividend payables	21	-	2,627	-	-	-
Unrealized losses on derivatives	26/27	50,857	19,580	-	50,857	19,580
Deferred revenues	21	118,540	68,266	-	208,859	208,228
Accounts payable for the acquisition of company		-	-	58,491	-	-
Other current liabilities		6,133	29,192	1,076	15,507	14,013
Total current liabilities		1,176,011	641,256	236,625	1,288,303	1,111,941

Non-current
Deferred taxes	13	184,254	183,884	184,211	185,071	183,805
Debt	19	1,832,684	2,001,630	1,392,644	2,073,386	2,113,329
Deferred revenues	21	347,440	260,177	808	612,190	782,279
Related parties	21	148	14,975	1,150	-	-
Provisions	22	435,434	427,949	236,848	554,764	605,363
Other non-current liabilities		12,864	26,562	20,117	12,864	29,559
Total non current liabilities		2,812,824	2,915,177	1,835,778	3,438,275	3,714,335

Stockholders’ equity
Share capital	23	5,599,320	5,599,320	5,540,346	5,599,320	5,599,320
Capital reserves	23	153,168	153,168	212,142	153,168	153,168
Accumulated deficit		(1,937,822)	(2,244,973)	(2,980,921)	(1,937,822)	(2,244,973)
		3,814,666	3,507,515	2,771,567	3,814,666	3,507,515

Total liabilities and stockholders’ equity		7,803,501	7,063,948	4,843,970	8,541,244	8,333,791

See accompanying notes to financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in stockholders’ equity

Years December 31, 2010 and 2009

 (In thousands of reais)

	Number of shares (thousands)		Capital stock
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital reserves	Accumulated deficit	Total
Balances on January 01, 2009	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567
(Reviwed)
Capital increase by:
Absorption of special goodwill reserve	1,408	2,816	58,974	-	58,974	(58,974)	-	-

Profit for the year	-	-	-	-	-	-	735,948	735,948

Balances on December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515
(Reviwed)

Profit for the year	-	-	-	-	-	-	307,151	307,151

Balances on December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(1,937,822)	3,814,666

See accompanying notes to financial statements.

6

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flows

Years ended December 31, 2010 and 2009

(In thousands of reais)

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
Net cash flows from operating activities
Profit for the year	307,151	735,948	307,151	735,948
Adjustments to reconcile profit for the period to cash flows from operating activities
Equity	(329,370)	(469,660)	-	-
Monetary and exchange rates variations, net	(52,482)	(185,927)	(69,112)	(177,265)
Interest expense on borrowing	183,179	142,172	215,120	176,598
Depreciation and amortization	387,129	106,402	901,225	618,748
Losses on derivatives	65,915	97,345	65,915	97,345
Deferred income taxes and social contribution	44,023	(178,081)	82,777	(158,596)
Loss(Gain) on disposal of property, plant and equipment	3,528	214	(4,136)	7,118
Provisions	(50,655)	(166,894)	(44,399)	(101,319)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	4,287	(19,049)	(86,953)	(92,010)
(Increase) decrease in inventories	(10,233)	1,366	(23,287)	3,224
(Increase) decrease in recoverable taxes	(1,473)	2,364	7,833	(12,616)
(Increase) decrease in interest on stockholder's equity capital and dividends	180,000	130,478	-	-
(Increase) decrease in other assets	16,986	282,387	(14,705)	18,029
(Increase) decrease in prepaid expenses	4,640	(7,353)	5,888	(8,728)
Increase (decrease) of trade accounts payable and accounts payable – programming suppliers	42,508	(55,145)	31,976	(56,156)
Increase (decrease) in other fiscal obligations	(49,018)	4,203	(7,257)	(28,983)
Increase (decrease) in payroll and related charges	(10,048)	(2,199)	(10,260)	23,218
Increase (decrease) in deferred revenues	(66,369)	67,634	(169,457)	(18,480)
Increase (decrease) in provisions and other accounts payable	(194,573)	(159,252)	47,886	(23,420)
Net cash provided by operating activities	475,125	326,953	1,236,205	1,002,655

Cash flow from investing activities
Acquisition of business, net of cash received	-	(62,645)	-	(97,943)
Purchase of property, plant and equipment and intangible assets	(488,983)	(117,074)	(1,249,895)	(1,089,211)
Cash proceeds from sale of property, plant and equipment	413	96	2,890	2,530
Net cash used in investing activities	(488,570)	(179,623)	(1,247,005)	(1,184,624)

7

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flows

Years ended December 31, 2010 and 2009

(In thousands of reais)

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
Cash flows from financing activities
Proceeds from third party borrowings
Proceeds	36,298	595,069	103,630	677,009
Repayments of principal	(16,313)	(133,525)	(92,600)	(46,090)
Repayments of interest	(167,819)	(3,246)	(194,275)	(170,225)

Related parties
Proceeds	783,042	759,669	-	-
Repayments	(781,201)	(794,174)	-	-
Net cash provided ( used) in financing activities	(145,993)	423,793	(183,245)	460,694

Net increase (decrease) in cash and cash equivalents	(159,438)	571,123	(194,045)	278,725

Cash and cash equivalents at the beginning of the year	760,452	189,329	1,015,605	736,880
Cash and cash equivalents at the end of the year	601,014	760,452	821,560	1,015,605
	(159,438)	571,123	(194,045)	278,725

Supplementary disclosure of cash flow information
Income tax and social contribution paid	7,217	7,278	100,356	176,104

See accompanying notes to financial statements.

8

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements

Years December 31, 2010 and 2009

(In thousands of reais)

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
1. Statement of added value
Sale of services	2,391,595	575,860	6,665,510	5,708,056
Other Revenues	7,335	2,737	16,029	28,878
Revenue from construction of own assets	23,966	37,976	33,863	67,566
Provision for doubtful accounts	(12,155)	(2,819)	(41,581)	(40,745)
	2,410,741	613,754	6,673,821	5,763,755
2. ( - )Inputs
Cost of services sold	(481,913)	(94,875)	(1,537,000)	(1,357,349)
Materials, energy, third party services and other	(390,880)	(87,100)	(1,335,868)	(1,155,821)
Other	(18,006)	(10,872)	(39,278)	(59,684)
	(890,799)	(192,847)	(2,912,146)	(2,572,854)

3. Gross value added (1-2)	1,519,942	420,907	3,761,675	3,190,901

4. (-) Depreciation and amortization	(387,129)	(106,402)	(901,225)	(618,748)

5. Net value added	1,132,813	314,505	2,860,450	2,572,153

6. Value added received as transfers
Result of equity accounting method	329,370	469,660	-	-
Interest Income	103,167	217,528	127,449	246,556
	432,537	687,188	127,449	246,556

7. Net value added to be distributed (5+6)	1,565,350	1,001,693	2,987,899	2,818,709

8. Distribution of value added
Personnel:
Direct remuneration	272,661	132,719	469,161	442,154
Benefits	67,360	19,779	136,442	112,883
FGTS	20,032	7,439	35,892	26,481
Other	8,273	1,840	14,987	14,531
	368,326	161,777	656,482	596,049
Government:
Federal	247,831	(95,191)	723,282	362,061
State	325,216	59,205	860,349	827,521
Municipal	12,718	9,399	18,249	28,161
	585,765	(26,587)	1,601,880	1,217,743
Capital from third parties:
Monetary and exchange rate variations	226,078	98,351	263,055	122,339
Rents	75,471	15,664	155,316	122,195
Financial income and expenses	2,559	16,540	4,015	24,435
	304,108	130,555	422,386	268,969
Shareholders’ equity capital:
Profit for the year	307,151	735,948	307,151	735,948
Total	1,565,350	1,001,693	2,987,899	2,818,709

See accompanying notes to financial statements.

9

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

1. Operations

Net Serviços de Comunicação S,A, is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange – BM&FBOVESPA. The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

The Company holds interest in the following subsidiaries:

	Percentage of share capital
	12/31/2010	12/31/2009
	Direct	Direct	Indirect

Controladas

Net Belo Horizonte Ltda.	-	-	100.00
Net Brasília Ltda.	100.00	-	100.00
Net Rio Ltda.	100.00	100.00	-
Net Recife Ltda.	-	100.00	-
Net São Paulo Ltda.	100.00	100.00	-
Net Campinas Ltda.	-	-	100.00
Reyc Comércio e Participações Ltda.	100.00	100.00	-
Net Bauru Ltda.	-	100.00	-
Net Goiânia Ltda.	-	100.00	-
Net Ribeirão Preto Ltda.	-	100.00	-
Net Sorocaba Ltda.	-	100.00	-
Horizonte Sul Comunicações Ltda.	-	100.00	-
Net Paraná Comunicações Ltda.	-	100.00	-
Jacareí Cabo S.A.	100.00	100.00	-
614 TVH Vale Ltda.	100.00	100.00	-
614 Serviços de Internet Maceió Ltda. - Big TV	100.00	100.00	-
614 Serviços de Internet João Pessoa Ltda. - Big TV	100.00	100.00	-
ESC 90 Telecomunicações Ltda.	-	100.00	-

10

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

1. Operations - Continued

During 2010 and 2009, continuing its restructuring process, the Company has merged the net assets of the subsidiaries shown below:

Company	Date of Incorporation	Incorporated net	Company	Date of Incorporation	Incorporated net
Net Belo Horizonte Ltda.	11/30/2010	112,183	614 TVP João Pessoa S.A.	11/30/2009	18,316
Net Bauru Ltda.	11/30/2010	19,617	614 TVT Maceió S.A.	11/30/2009	19,723
Net Goiania Ltda.	11/30/2010	42,941	Net Campo Grande Ltda.	10/30/2009	26,786
Net Ribeirão Preto Ltda.	11/30/2010	61,288	Net São José do Rio Preto Ltda.	10/30/2009	22,610
Net Sorocaba Ltda.	11/30/2010	58,284	Net Sul Comunicações Ltda.	10/30/2009	327,901
Net Paraná Comunicação Ltda.	11/30/2010	131,909	Net São Carlos Ltda.	10/30/2009	11,201
Net Campinas Ltda.	11/30/2010	91,908	DR – Emp. de Distr. e Recep. de TV Ltda.	10/30/2009	120,733
Net Recife Ltda.	07/31/2010	1,111	Antenas Comunitárias Brasileiras Ltda.	09/30/2009	18,117
Horizonte Sul Comunicações Ltda.	07/31/2010	3,741	Televisão a Cabo Criciúma Ltda.	09/30/2009	539
ESC90 Telecomunicações Ltda.	07/31/2010	34,819	Net Arapongas Ltda.	09/30/2009	904
Vivax Ltda.	11/30/2009	203,482	Net Londrina Ltda.	09/30/2009	14,584
Net Indaiatuba Ltda.	11/30/2009	5,141	Net Maringá Ltda.	09/30/2009	9,641
Net Franca Ltda.	11/30/2009	9,949	614 TVG Guarulhos S.A.	09/30/2009	11,203
Net Anápolis Ltda.	11/30/2009	2,545	614 Telecomunicações Ltda.	04/30/2009	20,654
TV Jacarandá Ltda.	11/30/2009	237	614 Interior Linha S.A.	04/30/2009	(903)
TV a Cabo Guarapuava Ltda.	11/30/2009	437	TVC Oeste Paulista Ltda.	04/30/2009	308
TV a Cabo Cascavel Ltda.	11/30/2009	507	Net Florianópolis Ltda.	02/28/2009	275,918

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

11

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

2. Basis of preparation and presentation of financial statements

The financial statements of the Company for the years ended December 31, 2010 and 2009 were prepared and presented in accordance with accounting practices adopted in Brazil, based on the provisions of the Corporations Law, the procedures issued by the Committee Accounting Pronouncements - CPC and rules issued by the Securities Commission - CVM, which are in accordance with international accounting standards issued by the International Accounting Standards Board – IASB, except for the evaluation of investments in subsidiaries using the equity method for the individual financial statements of the controlling company.

The preparation of financial statements requires the use of certain accounting estimates by the Company's management. The financial statements statements have been prepared on a historical cost basis, except for the valuation of certain assets and liabilities acquired in connection with business combinations and non-financial instruments, have been measured at fair value.

The financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds a direct or indirect majority interest, as detailed in note nº1. The reporting periods are consistent with those of the parent company and accounting policies are uniformly adopted across the group.

Subsidiaries are consolidated as of their acquisition dates, which are the dates on which the Company obtained control, and continue to be consolidated until the date such control ceases.

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•      Parent company’s interest in share capital, reserves and retained earnings of   subsidiaries;

•      Assets and liabilities resulting from transactions among the group of companies;

•      Revenues and expenses arising from transactions conducted among the group of companies.

In all prior periods, including the fiscal year ended on December 31, 2009, the Company prepared its financial statements in accordance with accounting policies adopted in Brazil (BRGAAP), including the pronouncements of the Accounting Pronouncements Committee (CPC) valid  in that period. The individual financial statements for the year ended on 31 December 2010 have been prepared in accordance with the new pronouncements of CPC valid for the period beginning on or after January 1, 2010.

12

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

2. Basis of preparation and presentation of financial statements - Continued

Thus, the Company prepared its financial statements in compliance with the standards prescribed in the CPCs for the period beginning on January 1, 2009. For these statements, the opening balance was considered on January 1, 2009, the date of transition to the CPCs. So, there are no more differences between the results and equity of the parent company by corporate law and the consolidated financial statements prepared in accordance with international standards issued by the IASB. The financial statements of the parent company only differ from IFRS in relation to the investment in subsidiaries by the equity method, whereas under IFRS it should be evaluated at cost or fair value. Moreover, the Brazilian corporate law requires that public companies have to demonstrate added value - DVA in its financial statements and consolidated, whereas under IFRS, such statements are presented as supplementary information.

The Company's management approved and authorized the issuance of the financial statements on February 08, 2011.

The following is a reconciliation of net assets originally presented on the 1 January 2009 and December 31, 2009, and net income for the year ended December 31, 2009, with corresponding values calculated after the adoption of new accounting practices, describing the adjustments to reflect the effects of all the pronouncements, interpretations and guidelines issued by the CPC and the CVM:

		12/31/2009	12/31/2009	01/01/2009
		Net income	Equity	Equity
Balance before the effect of new accounting practices		778,188	3,421,585	2,643,397
Property, plant and equipment and intangible assets	a	(36,645)	155,728	155,064
Deferred assets	b	-	(1,803)	-
Deferral of incentives received from programming suppliers	c	482	(592)	(176)
Income taxes and social contribution	d	(7,261)	(66,167)	(33,228)
Equity	e	1,184	(1,236)	6,510
Balance after the effect of new accounting practices		735,948	3,507,515	2,771,567

Description of the principal differences between accounting practices that affect the Company's financial statements:

13

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

2. Basis of preparation and presentation of financial statements - Continued

a)   Business combinations: Under CPC 15, the cost of a business combination must be measured at a fair value on the date of acquisition. On the acquisition date, the acquiring entity must allocate the acquisition cost (including direct costs of the transaction) and recognize identified assets acquired and liabilities assumed at a fair value.

Under previous accounting practices, goodwill is calculated as the difference between the purchase price and stockholders' equity of the acquired entity. The fair value approach is not used. Goodwill is generally attributed to the higher value of assets (usually property, plant and equipment), which is embedded in the value thereof, and is amortized over the remaining life of the asset, future profitability, or other reasons. The adjustment recorded primarily reflects the recognition of intangible assets in connection with the acquisitions of Vivax, Net Jundiaí, the BigTV Companies and Esc 90 that were not recognized in the acquisition.

b) Deferred: According to the new accounting practices, the pre-operating expenses do not meet the definition of an intangible asset and should be recorded as expenses. Costs incurred to obtain an internally generated intangible assets are usually not capitalized unless they are development costs that meet specific requirements.

The Company chose to write off the balances of deferred assets previously recognized in the group.

c) Deferral of incentives received from programming suppliers: The Company receives revenues from programming content suppliers to compensate the Company for marketing activities focused on building the customer base. Under new accounting practices, these amounts are deferred to income over the period of the related contracts. Under previous accounting practices, these incentives were recognized as income when received.

d) Income taxes and social contribution: Deferred income taxes have been recorded over the temporary differences related to differences between tax and  accounting basis according with the present accounting practices, considering the criterion described in note 3.11.

e) Equity: the effects of recognition of new accounting practices of the Company's subsidiaries have been recognized via equity.

The statements of cash flows of the parent did not have significant impacts on the adoption of the CPC's.

14

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

2. Basis of preparation and presentation of financial statements - Continued

Exemptions from full retrospective application chosen by the Company for the financial statements

The Company adopted the following optional exemptions from full retrospective application:

a) exemption for business combination : the Company applied the CPC 15 to acquisitions made before June 2007, the date of acquisition of Vivax Ltda.                     .

b) exemption on the classification of financial instruments: The Company opted to classify and value its financial instruments under CPC 38, 39 and 40on the transition date with no retrospective analyses performed. All financial instruments acquired after the transition date were analyzed and classified at the time of contracting the transactions.

Additionally, the Company chose not to assess their property, plant and equipment at the date of transition at its fair value and use that fair value as its deemed cost at that date  considering that : (i) the replacement cost of the goods or set of goods is not substantially higher or lower than  cost, less provision  for losses, on the transition date (ii) the Company's fixed assets in segregated classes is well defined and related to its unique operational activity is the provision of services through cable network, (iii) the industry in which the Company operates is significantly impacted by technological development, which requires the Administration review of recoverable values and frequent estimates of useful lives of fixed assets, which has been made consistently by the Company over the years and (iv) the Company has effective controls over fixed assets that enable the identification of losses and changes in estimated useful lives.                 .

During 2010, in continuation of the corporate restructuring process, the Company merged the accounting of 10 subsidiaries (24 subsidiaries in 2009), and, therefore, the financial statements of the controlling company for the year ended December 31, 2010 are not perfectly comparable to the year ended December 31, 2009. The consolidated financial statements have not been impacted by these mergers.

15

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices

3.1 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the consolidation of the Company are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services, and the currency in which most of the cost of their inputs is paid or incurred. The consolidated financial statements are shown in Brazilian reais (R$), which is the functional and presentation currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date. All differences are taken to income in the statement of comprehensive income.

3.2 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to the statements of comprehensive income over the contractual period. Revenues related to special projects and access to the network are recognized based on the average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

16

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices - Continued

3.2 Revenue recognition - Continued

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the statement of comprehensive income.

3.3 Adjustment to present value of assets and liabilities                             .

Long-term monetary assets and liabilities are adjusted to their present value, as are short-term items, if the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities; if significant, such interests are reallocated to the financial expenses and revenue lines in earnings.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded in the statement of comprehensive income.

3.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are non interests bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off. The allowance for doubtful accounts is comprised, substantially, of account balances which are 90 to180 days in arrears.

17

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices – Continued

3.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are made as necessary by Management.

3.7 Property, plant and equipment

Property, plant and equipment is stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to personnel costs and other expenses incurred for the construction of the network during the prematurity phase and construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Subsequent costs are capitalized if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is charged to the statement of comprehensive income. Repairs and maintenance expenditures are expensed as incurred

Other repairs and maintenance are recognized directly in earnings when incurred.

The residual values and estimated useful lives of assets are reviewed and adjusted, if necessary, on an annual basis.

3.8 Intangible Assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the date of acquisition.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as disclosed in note 16.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized instead of they  are tested for impairment annually at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired. The estimated useful lives

18

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

 is annually reviewed and any change would be recorded prospectively.

3. Accounting practices – Continued

3.9 Impairment of assets

In accordance with IAS 36 and CPC 01, the Company considers the impairment of assets, including property and equipment and intangible assets. at each financial statement date, the Company assesses whether there are any indicators that an asset may be impaired. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the greater of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized as an operating expense in the in the statement of comprehensive income.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal in these circumstances is limited to the depreciated balance of the asset as at the date of reversal, assuming that the reversal has not been registered.

3.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of exchange. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired and liabilities assumed, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the statement of comprehensive income.

19

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices – Continued

3.11 Income taxes and social contribution

Income taxes and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The amount of deferred income tax assets is reviewed at each reporting date and reduced by any amount that is no longer recoverable through future estimated taxable income. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date. Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the temporary differences and losses can be utilized.

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax, except:

•      Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authorities, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•      Receivables and payables that are stated with the amount of sales tax included.

•      The net amount of sales tax recoverable from, or payable to, the taxation authorities is included as part of receivables or payables in the consolidated balance sheet.

3.12 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of the time value of money is material, provisions are discounted using the discount rate that reflects specific risks for the liability, when appropriate. When discounted, the increase in the provision due to the passage of time is recognized as a finance expense.

20

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices – Continued

3.13 Financial instruments – initial recognition and subsequent measurement

i)       Financial assets

Initial recognition and measurement

Financial assets are classified as: i) financial assets at fair value through profit or loss; ii) receivables;iii) held-to-maturity investments;or iv) available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other current assets and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in finance income or finance costs in the statement of comprehensive income. As of December 31, 2010 and 2009, financial assets classified at fair value through profit or loss are derivative financial instruments.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method (EIR), less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

The EIR amortisation is included in finance income in the statement of comprehensive income. The losses arising from impairment are recognised in the statement of comprehensive income in finance costs. As of December 31, 2010 and 2009, financial assets classified as loans and receivables are trade accounts receivable.

21

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – Continued

3.13 Financial instruments - Continued

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. As of December 31, 2010 and 2009, the Company did not have any held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are those non derivative that are neither classified as financial assets at fair value through profit or loss, loans and receivables and held-to-maturity investments. Available-for-sale financial assets include equity and debt securities. As of December 31, 2010 and 2009, the Company did not have any available-for-sale financial assets.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

• The rights to receive cash flows from the asset have expired;

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

22

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – Continued

3.13 Financial instruments - Continued

ii)     Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the statements of comprehensive income.

23

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – Continued

3.13 Financial instruments - Continued

ii)     Impairment of financial assets – Continued

Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the statements of comprehensive income.

iii)   Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and borrowings. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade accounts payable, accounts payable – programming suppliers, other current liabilities, debt and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognised in the statements of comprehensive income. As of December 31, 2010 and 2009, the Company did not have any available-for-sale financial liabilities.

24

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – Continued

3.13 Financial instruments – Continued

iii)   Financial liabilities

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the statements of comprehensive income when the liabilities are derecognised as well as through the effective interest rate method (EIR) amortisation process. As of December 31, 2010 and 2009, the Company had its debt instruments classified and loans and borrowings.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the statements of comprehensive income.

iv)   Derivative financial instruments

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statements of comprehensive income. Derivative instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the underlying contracted cash flows.

25

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – Continued

3.13 Financial instruments – Continued

v)     Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

vi)   Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 26 and 27.

3.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the statement of comprehensive income on a straight-line basis over the lease terms.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

26

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices – Continued

3.15 Operating segments

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

3.16 Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Deferred income taxes

The amount of deferred income tax assets is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

27

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices – Continued

3.16 Significant accounting judgments, estimates and assumptions - Continued

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, as described in Note 4, the Company entered into certain business combinations. Under IFRS 3, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities,valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.  The valuation assumptions include estimates of discounted cash flow and discount rates.  Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

The assumptions used for assessment includes estimates of discounted cash flow or discounted rates and can result in different estimated values of assets acquired and liabilities assumed.

c) Test of impairment of non-financial assets

At each financial statement date, the Company assesses whether there are any indicators of impairment. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when indicators of impairment exist.  Recoverable amounts are determined based on value-in-use calculations, using discounted cash flow assumptions established by management. The key assumptions used to determine the recoverable amount for the cash-generating unit, including a sensitivity analysis, are further explained in footnote 16.

d) Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of embodying economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of time value of money is material, provisions are discounted using the current rate that reflects, where appropriate, the specific, risks for to the liability. When discounted the increase in provision due to passage of time is recognized as a finance expense.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices – Continued

3.17 Statement of Value Added (DVA)

The statements of value added were prepared and presented in accordance with CVM Resolution. 557 of 12 November 2008, which approved CPC 9 - Value Added Statement, issued by the CPC.

3.18 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data)

Certain new IASB accounting procedures and IFRIC interpretations have been published and/or reviewed and their adoption is optional or mandatory for the financial year starting January 1, 2011. Management of the Company does not currently anticipate that the adoption of these standards and interpretations will have a material impact on the Company’s financial statements in the period of initial application.

. IAS 24 Disclosure Requirements for Government-Related Entities and Definition of a Related Party

The revised version of IAS 24 simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard addresses concerns that the previous disclosure requirements and definition of a „related party‟ were too complex and difficult to apply in practice, particularly in environments where government control is pervasive, by providing a partial exemption for government-related entities and a revised definition of a related party. This amendment was issued in November 2009 and is effective for financial years beginning on or after January 1, 2011. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

. IFRS 9 Financial Instruments

Completes the first part of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simple approach to determine whether a financial asset is measured at amortized cost or fair value. The new approach is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The standard also requires a single impairment method to be used. This standard is effective for financial years beginning on or after January 1, 2013. The Company has not yet completed its evaluation of the effect of adopting this interpretation.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

3. Accounting practices – Continued

3.18 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data) – Continued

. IFRIC 14 Prepayments of a Minimum Funding Requirement

This amendment is to remedy an unintended consequence of IFRIC 14. The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. This amendment is effective for financial years beginning on or after January 1, 2011. This amendment will not have an impact on the Company’s consolidated financial statements.

. IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 was issued in November 2009 and is effective prospectively from July 1, 2010. This interpretation clarifies the requirements of International Financial Reporting Standards when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

. Improvements to IFRSs

      The IASB issued improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either May, 2010 or January 1, 2011. The amendments listed below, are considered to have a reasonable possible impact on the Company:

-       IFRS 3 – Business combinations

-       IFRS 7 – Financial instruments disclosures

-       IAS   1 - Presentation of financial standards

The Company does not expect that these improvements to IFRS will have a significant impact in the consolidated financial statements.

As per management, there are no other standards and interpretations issued that have not yet been adopted by the Company that could have a material effect in the Company’s consolidated statements of comprehensive income and changes in stockholders’ equity.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

4. Business combinations

Transactions - 2009 - Acquisition of ESC 90

On June 30, 2009, the Company concluded its acquisition of 100% of the shares of ESC 90 Telecomunicações Ltda. (ESC 90), a major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, State of Espírito Santo. The cash purchase price of R$97,943 (net of cash acquired) exceeded the fair value of assets acquired and liabilities assumed by R$41,384, resulting in goodwill which is deductible for tax purposes. Management believes the benefits of the transaction include the potential to grow pay-TV revenues by offering more attractive content to ESC 90 customers, launch the digital TV platform, and strengthen the broadband Internet platform in the market covered by ESC 90. Management also believes there are medium-term benefits in terms of cost savings arising from operational and financial synergy, and the Company’s competitive position in the market will be improved.

The acquisition has been accounted for using the purchase method and the financial statements and operational earnings of ESC 90 have been consolidated in the Company’s consolidated financial statements as of June 30, 2009.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

4. Business combinations - Continued

The fair value of assets acquired and liabilities assumed is as follows:

Fair value on acquisition date
Assets
Property and equipment	40,475
Intangibles:
Customers relationship - subscribers	8,248
Customer relationships - telecommunication	6,895
Licenses	30,931
Other assets	8,641
Total assets acquired	95,190
Liabilities
Provisions	(18,036)
Other liabilities	(5,961)
Deferred income	(14,634)
Total liabilities assumed	(38,631)
Net assets acquired	56,559
Purchase price, net of cash acquired	97,943
Goodwill	41,384

The acquisition was recorded under the purchase method and the acquired company's financial statements were consolidated from 30 June 2009, date on which the Company assumed control of the ESC90.

Pro forma consolidated financial statements considering the acquisition of ESC90 since the beginning of 2009 are not presented as the acquired assets and assumed liabilities are not material to the consolidated financial statements.

5. Net sales

Net sales revenues for the period are as follows:

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
Gross sales	2,561,545	605,595	7,101,588	6,070,401
Taxes on sales	(445,178)	(100,567)	(1,259,841)	(1,094,667)
Discounts and cancellations	(169,950)	(29,735)	(436,078)	(362,345)
Net sales	1,946,417	475,293	5,405,669	4,613,389

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.60%), and FUST (1%) and FUNTTEL (0.5%) taxes.

All the Company’s revenues are generated in Brazil.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

6. Cost of services rendered

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009

Programming costs	(355,202)	(70,287)	(1,262,083)	(1,037,368)
Materials and maintenance	(21,640)	(4,199)	(62,785)	(53,488)
Personnel	(193,279)	(44,179)	(385,621)	(319,857)
Pole rental	(34,398)	(7,925)	(70,457)	(78,629)
Depreciation	(196,300)	(30,754)	(600,911)	(496,183)
Amortization	(85,631)	(6,329)	(166,284)	(18,713)
Programming guide	(3,993)	(796)	(12,744)	(12,976)
Third party service	(93,284)	(18,934)	(393,341)	(335,984)
Network electrical power	(16,825)	(4,181)	(27,495)	(39,072)
Vehicles	(13,857)	(2,346)	(38,151)	(30,095)
Telecommunications	(113,421)	(21,995)	(246,332)	(295,350)
Copyrights – ECAD	(18,500)	(3,401)	(46,571)	(41,175)
Sales commission	(665)	(162)	(1,700)	(1,714)
Lease of ducts	(1,485)	(28)	(21,049)	(7,434)
Other	(11,372)	(3,016)	(11,294)	(21,774)
	(1,159,852)	(218,532)	(3,346,818)	(2,789,812)

7. Finance results

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
Finance Income:
Interest on loans to subsidiaries and associated companies	16,866	5,105	-	-
Interest on cash and cash equivalents	56,333	20,398	84,585	54,027
Interest on prepaid rights for use	23,947	1,719	46,672	3,779
Interest and fines on late monthly payments	12,507	2,144	31,938	25,951
Interest on tax credits	3,906	2,149	5,226	3,143
Discounts obtained	481	39	616	181
Other	-	8	317	5,698
	114,040	31,562	169,354	92,779

Finance Expenses:
Finance charges on loans and debentures	(154,665)	(144,934)	(183,710)	(179,355)
Monetary exchange rate variation on debt	37,646	196,053	37,646	195,831
Finance charges and monetary exchange – related parties	(44,471)	(6,976)	(75,215)	(11,270)
Finance charges on provisions for contingencies	(10,686)	(8,446)	(10,580)	(12,838)
Reversal of PIS/Cofins enlargement on the basis of calculation	-	124,269	-	124,269
Losses on derivatives	(65,915)	(97,345)	(65,915)	(97,345)
IOF tax on intercompany transactions	(13,967)	(2,073)	(23,343)	(11,185)
PIS and COFINS taxes on interest income	(9,863)	(9,438)	(11,041)	(10,870)
Interest on suppliers and taxes	(3,783)	(370)	(4,895)	(4,808)
Discounts extended	(6,395)	(955)	(15,107)	(9,892)
Monetary and exchange rate variations on programming liabilities	16	1,253	16	2,599
Other	(7,305)	(1,452)	(7,278)	(12,471)
	(279,388)	49,586	(359,422)	(27,335)
Total	(165,348)	81,148	(190,068)	65,444

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

8. Expenses by nature

The Company elected to present its consolidated statement of comprehensive income by function. The table below shows details by nature:

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
Programming costs	(355,202)	(70,287)	(1,262,083)	(1,037,368)
Other costs	(236,157)	(48,048)	(538,577)	(581,707)
Third party service	(272,994)	(78,828)	(795,416)	(635,339)
Depreciation and amortization	(387,129)	(106,402)	(901,225)	(618,748)
Payroll expenses	(427,668)	(181,685)	(750,843)	(651,203)
Other expenses	(82,208)	17,104	(499,466)	(465,555)
	(1,761,358)	(468,146)	(4,747,610)	(3,989,920)

Classified as:
Cost of services sold	(1,159,852)	(218,532)	(3,346,818)	(2,789,812)
Selling expenses	(241,823)	(86,965)	(594,470)	(505,063)
General and administrative expenses	(380,576)	(157,559)	(792,597)	(634,656)
Other expenses	20,893	(5,090)	(13,725)	(60,389)
	(1,761,358)	(468,146)	(4,747,610)	(3,989,920)

9. Cash and cash equivalents

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
Cash and banks	21,865	72,120	6,612	43,227	138,994
Banking deposit certificates	3,567	82,942	141,172	15,297	98,106
Fixed-income investment funds	575,582	605,390	41,545	763,036	778,505
	601,014	760,452	189,329	821,560	1,015,605

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (10.64% in 2010 and 9.84% in 2009). CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. The Company has immediate and total access to these funds.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

10. Trade accounts receivable

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
Trade accounts receivable	205,431	76,331	1,131	395,465	306,123
(-) Allowance for doubtful accounts	(27,244)	(16,459)	(215)	(44,560)	(42,171)
	178,187	59,872	916	350,905	263,952

Due dates of the receivables are as follows:

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
Due	102,519	25,226	316	211,820	160,826

Overdue:
Up to 30 days	62,760	27,564	544	116,939	83,256
31 – 60 days	11,531	5,761	61	18,580	15,288
61 – 90 days	6,864	4,512	34	11,628	12,060
91- 180 days	21,757	13,268	176	36,498	34,693
	205,431	76,331	1,131	395,465	306,123

The average term for receipt of subscriptions receivable is approximately 30 days.  The allowance for doubtful accounts is mainly comprised by amounts overdue from 90 to 180 days.  Amounts overdue by more than 180 days are written off.

Allowance for doubtful accounts is shown below:

	Controlling Company	Consolidated
At December 31, 2008	(215)	(37,963)
Expense for the year	(18,329)	(41,053)
Utilized	2,085	36,845
At December 31, 2009	(16,459)	(42,171)
Expense for the year	(23,865)	(41,311)
Utilized	13,080	38,922
At December 31, 2010	(27,244)	(44,560)

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

11. Inventories

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
Material for maintenance of networks	23,314	10,791	505	32,379	24,479
Material for technical assistance	11,480	3,959	87	49,671	34,284
	34,794	14,750	592	82,050	58,763

In the year ended December 31, 2010, R$21,640 (R$4,199 in 2009) consumed for materials related to maintenance of networks and technical assistance, which were  recorded in cost of services rendered in the controlling company and R$ 62,785(R$53,488 in 2009) in the consolidated.

12. Judicial Deposits

The Company has judicial deposits related to labor, civil, tax and social security claims as shown below:

	Controlling Company			Consolidated
Judicial deposits	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
Labor	8,885	4,721	312	13,754	9,409
Civil	1,664	979	369	2,519	1,638
Lease of poles and ducts	21,354	17,750	-	21,354	22,871
Copyrights - ECAD	5,794	1,637	-	25,633	20,459
Tax	15,545	14,408	11,712	16,976	16,733
Social Security	-	-	-	3,499	3,499
	53,242	39,495	12,393	83,735	74,609

The states in which the subsidiaries have operations adhere to the provisions of the ICMS agreement No. 57/99, with the exception of Rio Grande do Sul, which has taxed such services at a rate of 12%. The subsidiaries of Rio Grande do Sul had been deposited in court and provisioning values in excess of the rate of 7.5%, effective in 2000, and 10%, effective in 2001, disputing the taxation of its services in that state. In November 2009 order was issued on conversion of the State in the amount of R$ 50,869.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

13. Income taxes and social contribution

  Income taxes and social contribution

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
Current income tax and social contribution expenses	2,093	(88)	(78,063)	(111,561)

Deferred income tax and social contribution on:
Temporary differences	28,163	185,107	20,741	202,980
Tax losses and negative tax basis of social contribution	-	-	(31,332)	(30,986)
Goodwill	(89,259)	(23,117)	(89,259)	(29,489)
Amortization property, equipment and intangible	17,073	16,091	17,073	16,091
Total deferred tax income	(44,023)	178,081	(82,777)	158,596
Total income tax benefit (expenses)	(41,930)	177,993	(160,840)	47,035

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

13. Income taxes and social contribution - Continued

  Income taxes and social contribution - Continued

The amounts reported as income tax expense in the consolidated statements of comprehensive income are reconciled to the statutory rates as follows:

	Controlling Company		Consolidated
	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009

Profit before income taxes and social contribution	349,081	557,955	467,991	688,913

Income taxes and social contribution at the nominal rate of 34%	(118,688)	(189,704)	(159,117)	(234,230)

(Additions) / exclusions:
Income taxes and social contribution equity	111,986	159,683	-	-
Income taxes and social contribution on interest on equity	(32,901)	(34,226)	-	-
Income taxes and social contribution on permanently nondeductible expenses	(1,009)	(1,468)	(2,623)	(9,297)

Other reconciling items:
Recognition of deferred income taxes and social contribution on tax losses and negative base from prior year	-	-	-	872
Unrecorded current year tax losses	(54,318)	(44,869)	(59,338)	(46,931)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous year	-	-	7,825	47,352
Recognition of deferred income taxes and social contribution on temporary differences, including temporary differences originating from previous year	50,477	288,659	45,614	293,736
Other	2,523	(82)	6,799	(4,467)
Income taxes and social contribution for the year	(41,930)	177,993	(160,840)	47,035
Effective rate	(12.01%)	31.90%	(34.37%)	6.83%

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income.

Deferred tax assets are recognized on tax losses and negative calculation bases for the social contribution taxes are supported by projections of taxable income based on technical feasibility studies. These studies consider the history of profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly tax contingencies and provisions for losses, were recognized based on expectations for their realization.

38

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

13. Income taxes and social contribution - Continued

  Recoverable and Deferred Taxes

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
Recoverable taxes:
Withhold income tax	36,996	27,554	20,639	38,515	30,359
Recoverable federal taxes	55,029	34,389	10,644	66,052	43,479
Recoverable estate tax	17,471	323	40	17,572	490
Other	562	8	1	762	352
	110,058	62,274	31,324	122,901	74,680
Current	17,097	972	72	28,385	3,624
Non-current	92,961	61,302	31,252	94,516	71,056

Deferred taxes:
Assets
Income tax:
Tax loss carryforwards	-	-	-	218,239	241,041
Temporary differences
Provisions	91,714	86,798	-	102,762	100,940
Allowance for doubtful accounts	11,678	4,147	-	19,712	8,890
Profit participation plan	19,588	15,595	-	25,140	25,364
Currency exchange and derivative losses	12,714	11,024	-	12,714	11,024
Property, equipment, inventories and trade payables	21,324	18,719	-	24,585	20,870
Goodwill	8,460	61,281	72,817	8,533	61,689
	165,478	197,564	72,817	193,446	228,777
	165,478	197,564	72,817	411,685	469,818

Social contribution:
Tax loss carryforwards	-	-	-	81,098	89,628
Temporary differences
Provisions	33,017	31,247	-	36,994	36,338
Allowance for doubtful accounts	4,204	1,493	-	7,076	3,201
Profit participation plan	7,052	5,614	-	9,050	9,131
Currency exchange and derivative losses	4,577	3,968	-	4,577	3,968
Property, equipment, inventories and trade payables	7,676	6,739	-	8,850	7,513
Goodwill	3,045	22,062	26,214	3,093	22,208
	59,571	71,123	26,214	69,640	82,359
	59,571	71,123	26,214	150,738	171,987
	225,049	268,687	99,031	562,423	641,805

Tax credits resulting from goodwill Net Brasília Ltda.	-	-	-	-	2,131
	225,049	268,687	99,031	562,423	643,936

	Controlling Company	Consolidated
Changes in income tax and social contribution tax assets	Temporary differences	Tax loss carryforwards and negative basis	Temporary differences	Total
Balance on January 01, 2009	99,031	364,498	123,872	488,370
Additions	192,603	-	378,998	378,998
Reductions	(22,947)	(33,829)	(191,734)	(225,563)
Balance on December 31, 2009	268,687	330,669	311,136	641,805
Additions	28,200	-	64,916	64,916
Reductions	(71,838)	(31,332)	(112,966)	(144,298)
Balance on December 31, 2010	225,049	299,337	263,086	562,423

39

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

13. Income taxes and social contribution – Continued

  Recoverable and Deferred Taxes - Continued

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009
Income taxes: Temporary differences
Intangible assets	136,687	136,487	139,833	136,687	136,487
Property and equipment	(1,967)	(2,096)	(4,384)	(1,967)	(2,096)
Other	761	818	-	1,363	760
	135,481	135,209	135,449	136,083	135,151
Social contribution:
Temporary differences
Intangible	49,205	49,135	50,341	49,205	49,135
Property and equipment	(708)	(755)	(1,579)	(708)	(754)
Other	276	295	-	491	273
	48,773	48,675	48,762	48,988	48,654
	184,254	183,884	184,211	185,071	183,805

The balance of deferred income tax and social contribution liability derived from business combinations of companies Vivax Ltda., Net Jundiaí Ltda., Big TV and ESC90 whose roll forward schedule is as follows:

Rollforward of deferred tax liabilities	Controlling Company	Consolidated
Balances on January 01,2009	184,211	185,156
Additions	14,634	14,634
Reductions	(14,961)	(15,985)
Balance on December 31, 2009	183,884	183,805
Additions	17,519	18,542
Reductions	(17,149)	(17,276)
Balance on December 31, 2010	184,254	185,071

40

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

13. Income taxes and social contribution – Continued

  Recoverable and Deferred Taxes - Continued

As described in Note 1, during 2010 and 2009 the Company merged with several profitable subsidiaries. Therefore, supported by projected future taxable income arising from operating activities of these subsidiaries, the Company recognized deferred tax assets on temporary differences, based on expected recovery of tax credits.

The estimated realization of deferred tax assets is determined based on the projection of future taxable income as follows:

	Controlling Company	Consolidated
2011	102,437	155,602
2012	77,271	140,147
2013	16,478	92,814
2014	10,996	113,069
2015 to 2020	17,867	60,791
	225,049	562,423

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at December 31, 2010 that are the same used for the assessment of recovery of assets disclosed in Note16. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

41

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

13. Income taxes and social contribution – Continued

  Recoverable and Deferred Taxes - Continued

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling Company									Consolidated
12/31/2010			12/31/2009 Reviewed			01/01/2009 Reviewed			12/31/2010			12/31/2009
Icome tax	Social contribution	Total	Icome tax	Social contribution	Total	Icome tax	Social contribution	Total	Icome tax	Social contribution	Total	Icome tax	Social contribution	Total

Gross amounts

1,692,494	2,207,092	-	1,510,512	2,109,069	-	1,412,928	1,881,589	-	2,817,601	3,350,400	-	3,074,644	3,741,608	-

Tax credit(25%/9%)

423,124	198,638	621,762	377,628	189,816	567,444	353,232	169,343	522,575	704,400	301,536	1,005,936	768,661	336,745	1,105,406

Recognized tax credit

-	-	-	-	-	-	-	-	-	(218,239)	(81,098)	(299,337)	(241,041)	(89,628)	(330,669)

Non-recognized tax credit

423,124	198,638	621,762	377,628	189,816	567,444	353,232	169,343	522,575	486,161	220,438	706,599	527,620	247,117	774,737

During the year ended December 31, 2010, the Company realized tax benefits of R$2,131(R$6,372 on December 31,2009) against taxable income. Additionally, in the year ended December 31, 2010, the Company obtained tax benefits resulting from amortization of this goodwill in previous year recognized as tax loss in the amount of R7,230 totalizing tax benefit used in the year of R$9,361(R$16,068 on December 31, 2009).

42

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

14.  Investments

	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed
Investments in subsidiaries and associated companies	1,654,034	1,827,602	2,124,814
Goodwill – over fair value of property, plant and equipment assets, licences and client portfolio – ESC90 (*)	-	40,204	507,050
	1,654,034	1,867,806	2,631,864

Goodwill	Cost	Amortization	Total
Balance on January 01, 2009 (Reviewed)	579,753	(72,703)	507,050
Addition through acquisition of companies- Esc90	43,041	-	43,041
Amortization	-	(37,006)	(37,006)
Transfer incorporation	(579,753)	106,872	(472,881)
Balance on December 31, 2009 (Reviewed)	43,041	(2,837)	40,204
Amortization	-	(2,944)	(2,944)
Transfer incorporation	(43,041)	5,781	(37,260)
Balance on December 31, 2010	-	-	-

(*) The subsidiary Esc 90 Telecomunicações Ltda. was merged by the Company on July 30, 2010.

43

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

14.  Investments - Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

Movement of investments

Companies	Balances on 01/01/2009 Reviewed	Capital increase	Acquisitions	Interest on own capital	Write – offs	Dividends	Equity	Balances on 12/31/2009 Reviewed
Investments in subsidiaries:
Net São Paulo Ltda.	703,359	-	19,212	(39,256)	-	(20,000)	166,765	830,080
Net Rio Ltda.	635,468	-	-	(32,434)	-	(110,000)	131,230	624,264
Net Paraná Comunicações Ltda.	-	-	121,308	(5,625)	-	-	5,110	120,793
Reyc Comércio e Participações Ltda.	13,423	-	34,527	-	-	-	5,141	53,091
Net Ribeirão Preto Ltda.	4,246	-	32,840	(1,974)	-	-	12,090	47,202
Net Sorocaba Ltda.	-	-	35,890	(1,904)	-	-	10,950	44,936
Net Goiânia Ltda.	-	-	35,203	(1,893)	-	-	6,984	40,294
ESC 90 Telecomunicações Ltda.	-	-	28,935	-	-	-	2,499	31,434
Net Bauru Ltda.	908	-	9,801	(566)	-	-	4,371	14,514
Horizonte Sul Comunicação Ltda.	-	-	5,827	-	-	-	137	5,964
Net Recife Ltda.	5,628	-	-	(158)	-	-	416	5,886
614 Serv. de Internet João Pessoa Ltda.	-	879	3,019	-	-	-	102	4,000
614 Serv. de Internet Maceió Ltda.	-	-	3,415	-	-	-	169	3,584
Jacareí Cabo S.A.	-	-	1,311	-	-	-	248	1,559
614 TVH Vale Ltda.	-	-	1	-	-	-	-	1
Net Sul Comunicações Ltda	271,073	-	461	(2,654)	(327,884)	-	59,004	-
Net Florianópolis Ltda.	208,731	-	59,969	(1,392)	(275,918)	-	8,610	-
Vivax Ltda.	218,245	-	(31,888)	(9,433)	(203,482)	-	26,558	-
614 Telecom. Ltda. – Big TV	25,896	-	613	-	(20,654)	-	(5,855)	-
614 TVT Maceió S.A – Big TV	11,305	-	8,828	-	(19,723)	-	(410)	-
614 TVP João Pessoa S.A – Big TV	9,199	-	8,232	-	(18,316)	-	885	-
Net Franca Ltda.	6,592	-	10	(324)	(9,949)	-	3,671	-
Net São Carlos Ltda.	6,472	-	13	(69)	(11,201)	-	4,785	-
Net Indaiatuba Ltda.	3,643	-	4	(185)	(5,141)	-	1,679	-
Televisão a Cabo Criciúma Ltda.	626	-	279	(38)	(539)	(478)	150	-
DR Emp. de Distr. e Rec. de TV Ltda.	-	-	111,806	-	(120,733)	-	8,927	-
Net São José do Rio Preto Ltda.	-	-	16,629	(166)	(22,610)	-	6,147	-
Net Campo Grande Ltda.	-	-	21,391	(217)	(26,786)	-	5,612	-
Antenas Comunit. Brasileiras Ltda.	-	-	17,578	(1,281)	(18,117)	-	1,820	-
Net Londrina Ltda.	-	-	13,970	(684)	(14,584)	-	1,298	-
Net Maringá Ltda.	-	-	9,165	(361)	(9,641)	-	837	-
614 TVG Guarulhos S.A.	-	-	10,951	-	(11,203)	-	252	-
TV a Cabo Guarapuava Ltda.	-	-	163	-	(437)	-	274	-
Net Arapongas Ltda.	-	-	830	(50)	(904)	-	124	-
TV a Cabo Cascavel Ltda.	-	-	590	-	(507)	-	(83)	-
Net Anápolis Ltda.	-	-	2,771	-	(2,545)	-	(226)	-
Net Jacarandá Ltda.	-	500	351	-	(237)	-	(614)	-
	2,124,814	1,379	584,005	(100,664)	(1,121,111)	(130,478)	469,657	1,827,602
Uncovered liabilities
Horizon Line Brasil Ltda. (*)	(15)	-	12	-	-	-	3	-
	2,124,799	1,379	584,017	(100,664)	(1,121,111)	(130,478)	469,660	1,827,602

(*) These amounts are classified in the category of item related parties on non-current liabilities.

44

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

14.  Investments - Continued

Movement of investments - Continued

Companies	Balances on 12/31/2009 Reviewed	Acquisitions (*)	Capital increase	Write – offs by mergers	Interest on own capital	Dividends	Equity	Balances on 12/31/2010
Investments in subsidiaries:
Net São Paulo Ltda.	830,080	-	-	-	(36,631)	(180,000)	181,596	795,045
Net Rio Ltda.	624,264	-	-	-	(33,629)	-	92,478	683,113
Net Paraná Comunicações Ltda.	120,793	-	-	(131,909)	(5,973)	-	17,089	-
Net Belo Horizonte Ltda.	-	122,281	-	(112,183)	(5,302)	-	(4,796)	-
Net Brasília Ltda.	-	114,780	-	-	(5,796)	-	2,790	111,774
Net Campinas Ltda.	-	90,571	-	(91,908)	(3,927)	-	5,264	-
Reyc Comércio e Participações Ltda.	53,091	-	-	-	-	-	(1,146)	51,945
Net Ribeirão Preto Ltda.	47,202	-	-	(61,289)	(2,360)	-	16,447	-
Net Sorocaba Ltda.	44,936	-	-	(58,284)	-	-	13,348	-
Net Goiânia Ltda.	40,294	-	-	(42,941)	(2,016)	-	4,663	-
ESC 90 Telecomunicações Ltda.	31,434	-	-	(34,819)	-	-	3,385	-
Net Bauru Ltda.	14,514	-	-	(19,617)	(726)	-	5,829	-
Horizonte Sul Comunicação Ltda.	5,964	-	-	(3,740)	-	-	(2,224)	-
Net Recife Ltda.	5,886	-	4,000	(1,111)	-	-	(8,775)	-
614 Serv. de Internet João Pessoa Ltda.	4,000	-	-	-	(216)	-	967	4,751
614 Serv. de Internet Maceió Ltda.	3,584	-	-	-	(193)	-	1,289	4,680
Jacareí Cabo S.A.	1,559	-	-	-	-	-	1,166	2,725
614 TVH Vale Ltda.	1	-	-	-	-	-	-	1
	1,827,602	327,632	4,000	(557,801)	(96,769)	(180,000)	329,370	1,654,034

(*) On September 30, 2010, the Company acquired from the subsidiary Net Rio Ltda.100% of the quotas of Net Belo Horizonte Ltda., Net Brasília Ltda. and Net Campinas Ltda.. The purchase price was based on the equity of the companies for R$327,632 and will be fully paid in 120 days. The amounts payable are included under related parties classified as current liabilities.

45

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

14.  Investments - Continued

Information related to subsidiaries

	31/12/2010							31/12/2009 Reviewed
Subsidiaries:	Quotas (thousand)	Assets	Liabilities	Capital Stock	Net Sales	Profit/ (Loss) for the year	Effect on the Controlling Company Results	Assets	Liabilities	Capital Stock	Net Sales	Profit/ (Loss) for the year	Effect on the Controlling Company Results
Net São Paulo Ltda.	43,972	1,704,551	909,506	795,045	1,648,959	181,596	181,596	1,653,868	823,788	830,080	1,388,590	167,300	166,765
Net Rio Ltda.	52,763,227	1,063,693	380,580	683,113	793,159	92,478	92,478	1,026,454	402,190	624,264	684,997	131,230	131,230
Net Ribeirão Preto Ltda. (*)	-	-	-	-	71,942	16,447	16,447	94,609	47,407	47,202	68,352	13,731	12,090
Net Belo Horizonte Ltda.(*)	-	-	-	-	293,942	11,446	(4,796)	-	-	-	-	-	-
Net Brasília Ltda.	8,872,670	288,160	176,386	111,774	212,217	12,189	2,790	-	-	-	-	-	-
Net Campinas Ltda.(*)	-	-	-	-	160,147	17,234	5,264	-	-	-	-	-	-
Net Sorocaba Ltda. (*)	-	-	-	-	58,827	13,348	13,348	82,127	37,191	44,936	54,020	12,626	10,950
Net Goiânia Ltda. (*)	-	-	-	-	68,967	4,663	4,663	79,335	39,041	40,294	71,123	8,212	6,984
Reyc Comércio e Participações Ltda.	3,420	144,989	93,044	51,945	312,452	(1,146)	(1,146)	202,819	149,728	53,091	199,750	3,266	5,141
Net Paraná Comunicações Ltda. (*)	-	-	-	-	174,853	17,089	17,089	234,836	114,043	120,793	175,284	24,809	5,110
Net Bauru Ltda. (*)	-	-	-	-	33,263	5,829	5,829	34,773	20,259	14,514	28,816	4,879	4,371
ESC 90 Telecomunicações Ltda. (*)	-	-	-	-	30,301	3,385	3,385	75,978	44,544	31,434	26,535	(19,357)	2,499
Net Recife Ltda. (*)	-	-	-	-	9,853	(8,775)	(8,775)	12,663	6,777	5,886	18,337	416	416
614 Serviços de Internet Maceió Ltda.	1,339	5,423	743	4,680	2,658	1,289	1,289	4,229	645	3,584	4,149	1,610	169
Jacareí Cabo S.A.	677	13,206	10,481	2,725	8,510	1,166	1,166	11,090	9,531	1,559	6,650	1,440	248
Horizonte Sul Comunicações Ltda. (*)	-	-	-	-	3,760	(2,224)	(2,224)	13,454	7,490	5,964	6,718	(2,118)	137
614 Serv. de Internet João Pessoa Ltda.	881	5,242	491	4,751	2,107	967	967	5,929	1,929	4,000	4,624	2,115	102
614 TVH Vale Ltda.	1	1	-	1	-	-	-	1	-	1	16,848	5,781	-
Net Sul Comunicações Ltda.(**)	-	-	-	-	-	-	-	-	-	-	195,052	59,004	59,004
Net Florianópolis Ltda.(**)	-	-	-	-	-	-	-	-	-	-	20,775	9,996	8,610
Vivax Ltda.(**)	-	-	-	-	-	-	-	-	-	-	565,961	26,558	26,558
614 Telecom. Ltda. – Big TV (**)	-	-	-	-	-	-	-	-	-	-	-	(4,493)	(5,855)
614 TVT Maceió S.A. – Big TV (**)	-	-	-	-	-	-	-	-	-	-	19,012	(2,281)	(410)
614 TVP João Pessoa S.A. – Big TV (**)	-	-	-	-	-	-	-	-	-	-	18,359	892	885
Net Franca Ltda. (**)	-	-	-	-	-	-	-	-	-	-	14,811	3,671	3,671
Net São Carlos Ltda. (**)	-	-	-	-	-	-	-	-	-	-	17,793	4,786	4,785
Net Indaiatuba Ltda. (**)	-	-	-	-	-	-	-	-	-	-	7,252	1,679	1,679
Televisão a Cabo Criciúma Ltda. (**)	-	-	-	-	-	-	-	-	-	-	4,338	185	150
Net São José do Rio Preto Ltda. (**)	-	-	-	-	-	-	-	-	-	-	24,571	7,076	6,147
Net Campo Grande Ltda. (**)	-	-	-	-	-	-	-	-	-	-	29,004	6,541	5,612
Net Anápolis Ltda. (**)	-	-	-	-	-	-	-	-	-	-	8,318	(268)	(226)
Horizon Line Brasil Ltda (**)	-	-	-	-	-	-	-	-	-	-	-	30	3
614 TVG Guarulhos S.A. – Big TV (**)	-	-	-	-	-	-	-	-	-	-	20,291	(424)	252
TV Jacarandá Ltda. (**)	-	-	-	-	-	-	-	-	-	-	7,198	(318)	(614)
Net Arapongas Ltda. (**)	-	-	-	-	-	-	-	-	-	-	2,035	246	124
Net Londrina Ltda. (**)	-	-	-	-	-	-	-	-	-	-	19,140	1,848	1,298
Net Maringá Ltda. (**)	-	-	-	-	-	-	-	-	-	-	11,957	1,214	837
Antenas Comunitáras Brasileira Ltda. (**)	-	-	-	-	-	-	-	-	-	-	7,047	3,810	1,820
TV a Cabo Guarapuava Ltda. (**)	-	-	-	-	-	-	-	-	-	-	3,065	366	274
TV a Cabo Cascavel Ltda. (**)	-	-	-	-	-	-	-	-	-	-	3,966	45	(83)
DR Empresa de Distri. E Rec. De TV Ltda (**)	-	-	-	-	-	-	-	-	-	-	125,809	23,858	8,927
							329,370						469,660

(*)   Companies incorporated by the parent Net Serviços during the fiscal year 2010.

(**) Companies incorporated by the parent Net Serviços during the fiscal year 2009.

46

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

15. Property, plant and equipment

	Controlling Company
	Distribution plant	Software and computer equipment	Machines and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balance on January 01, 2009 reviewed	31,925	29,529	1,347	3,425	6,470	320	209	56	73,281
Additions	56,765	12,451	286	400	2,446	-	1,263	292	73,903
Company Incorporation	1,687,968	41,289	18,650	10,382	24,136	1,616	12,448	1,661	1,798,150
Transfers	(48,234)	8,974	1,671	2,800	1,001	919	(322)	692	(32,499)
Provisions/ Write-offs	(1,445)	(968)	-	(4)	-	(98)	-	(123)	(2,638)
Balance on December 31, 2009 reviewed	1,726,979	91,275	21,954	17,003	34,053	2,757	13,598	2,578	1,910,197
Additions	430,187	4,587	383	696	1,608	57	3,590	2,732	443,840
Company Incorporation	1,284,850	15,348	5,374	4,866	22,422	879	8,720	2,484	1,344,943
Transfers	6,120	477	172	50	(43)	129	3	-	6,908
Provisions/ Write-offs	(34,567)	(595)	-	(41)	(23)	(619)	(94)	-	(35,939)
Balance on December 31, 2010	3,413,569	111,092	27,883	22,574	58,017	3,203	25,817	7,794	3,669,949

Accumulated depreciation
Annual rate of depreciation (%)	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balance on January 01, 2009 reviewed	(21,782)	(17,409)	(954)	(1,972)	(4,131)	(246)	(33)	-	(46,527)
Additions	(30,349)	(6,165)	(356)	(374)	(779)	(31)	(498)	-	(38,552)
Company Incorporation	(876,672)	(31,186)	(12,396)	(6,744)	(9,786)	(1,548)	(5,311)	-	(943,643)
Write-offs	1,137	968	-	4	-	98	-	121	2,328
Transfers	31,672	(10,536)	(442)	(1,434)	(152)	(633)	216	-	18,691
Balance on December 31, 2009 reviewed	(895,994)	(64,328)	(14,148)	(10,520)	(14,848)	(2,360)	(5,626)	121	(1,007,703)
Additions	(190,347)	(13,105)	(1,952)	(1,439)	(1,939)	(253)	(2,686)	-	(211,721)
Depreciation for incorporation	(680,855)	(12,245)	(4,448)	(3,188)	(11,627)	(729)	(4,785)	-	(717,877)
Transfers	(2,899)	32	(31)	(7)	13	(118)	(1)	-	(3,011)
Write-offs	30,776	595	-	18	13	503	95	-	32,000
Balance on December 31, 2010	(1,739,319)	(89,051)	(20,579)	(15,136)	(28,388)	(2,957)	(13,003)	121	(1,908,312)

Net balance on January 01, 2009 reviewed	10,143	12,120	393	1,453	2,339	74	176	56	26,754
Net balance on December 31, 2009 reviewed	830,985	26,947	7,806	6,483	19,205	397	7,972	2,699	902,494
Net balance on December 31, 2010	1,674,250	22,041	7,304	7,438	29,629	246	12,814	7,915	1,761,637

47

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

15.Property, plant and equipment - Continued

	Consolidated
Cost	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Land and other	Total
Balances on December 31, 2008	4.661.235	112.471	42.642	26.859	76.151	5.035	33.452	4.540	4.962.385
Additions	982.325	21.467	1.345	1.798	7.804	405	7.350	918	1.023.412
Company Incorporation	32.136	692	68	220	8	115	210	-	33.449
Write- offs/ Provisions	(42.506)	(1.582)	(346)	(435)	(3)	(462)	(88)	(47)	(45.469)
Balances on December 31, 2009	5.633.190	133.048	43.709	28.442	83.960	5.093	40.924	5.411	5.973.777
Additions	1.149.341	6.115	1.180	2.411	11.157	57	9.418	2.732	1.182.411
Transfers	(93)	3	(27)	32	(15)	-	-	-	(100)
Write- offs/ Provisions	(108.906)	(854)	-	(42)	(23)	(994)	(176)	-	(110.995)
Balances on December 31, 2010	6.673.532	138.312	44.862	30.843	95.079	4.156	50.166	8.143	7.045.093

Accumulated depreciation
Depreciation rate per annum	8.33% to 20%	20% to 33.33%	10%	10%	4% to 25%	20%	20%	-	-
Balances on December 31, 2008	(2,542,204)	(81,485)	(28,687)	(15,899)	(38,111)	(3,173)	(15,145)	-	(2,724,704)
Additions	(487,042)	(15,341)	(3,214)	(2,062)	(4,213)	(1,062)	(5,957)	-	(518,891)
Transfers	1,505	286	(197)	(13)	(1,454)	(101)	506	502	1,034
Write- offs	33,267	1,624	197	255	-	393	85	-	35,821
Balances on December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions	(593,672)	(17,868)	(2,766)	(2,081)	(4,351)	(497)	(7,045)	-	(628,280)
Transfers	62	(25)	(9)	(5)	14	-	-	-	37
Write- offs	110,299	854	-	19	13	878	177	-	112,240
Net book value at December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)

Net book value at December 31, 2008	2,119,031	30,986	13,955	10,960	38,040	1,862	18,307	4,540	2,237,681
Net book value at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net book value at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350

On December 31, 2010, because of certain civil liability actions and labor law claims against the controlling company R$140,204

(R$ 1,094 on December 31, 2009) and R$ 140,470 (R$ 3,265 on December 31, 2009) from property and equipment were provided as a guarantee.

During the year ended December 31, 2010, the Company transferred items from the current assets (inventories) to property and equipments in the amount of R$ 83,983 (R$ 35,061 on December 31, 2009) from inventories to property and equipment.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s property, plant and equipment, even when considering conservative assumptions in a sensible adverse scenario.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

16. Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on January 01, 2009 reviewed	1,664,316	14,988	208,955	10,116	-	1,898,375
Additions	-	-	40,137	-	-	40,137
Additions by mergers	262,448	448,263	60,875	279,107	21	1,050,714
Additions through acquisition of companies	34,094	-	-	-	-	34,094
Transfers	-	-	(303)	-	2,384	2,081
Balance on December 31, 2009 reviewed	1,960,858	463,251	309,664	289,223	2,405	3,025,401
Additions	-	-	45,120	-	-	45,120
Additions through acquisition of companies	547	33,335	35,860	15,144	-	84,886
Transfers	-	-	90	-	-	90
Write-offs	-	-	(16,478)	-	-	(16,478)
Balance on December 31, 2010	1,961,405	496,586	374,256	304,367	2,405	3,139,019

Accumulated Amortization
Annual rate of amortization	-	-	20%	16,67%	20%	-
Balance on January 01, 2009 reviewed	(92,542)	-	(151,943)	(1,967)	-	(246,452)
Additions	-	-	(18,890)	(7,365)	-	(26,255)
Additions by mergers	(119,161)	(57,860)	(37,434)	(128,467)	-	(342,922)
Transfers	-	-	(120)	-	(1,100)	(1,220)
Balance on December 31, 2009 reviewed	(211,703)	(57,860)	(208,387)	(137,799)	(1,100)	(616,849)
Additions	-	-	(35,255)	(49,255)	(440)	(84,950)
Additions by mergers	(359)	(1,806)	(16,216)	(2,734)	-	(21,115)
Transfers	-	-	(37)	-	-	(37)
Write-offs	-	-	16,478	-	-	16,478
Balance on December 31, 2010	(212,062)	(59,666)	(243,417)	(189,788)	(1,540)	(706,473)

Net balance on January 01, 2009 reviewed	1,571,774	14,988	57,012	8,149	-	1,651,923
Net balance on December 31, 2009 reviewed	1,749,155	405,391	101,277	151,424	1,305	2,408,552
Net balance on December 31, 2010	1,749,343	436,920	130,839	114,579	865	2,432,546

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other	Total
Balances on December 31, 2008	1,903,563	407,795	362,216	289,223	8,107	2,970,904
Additions	-	-	69,760	-	-	69,760
Additions by mergers	25,053	30,931	64	15,144	-	71,192
Transfers	-	-	(1,165)	-	-	(1,165)
Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	67,484	-	-	67,484
Transfers	-	-	100	-	-	100
Write- offs	-	-	(20,380)	-	-	(20,380)
Balances on December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895

Accrued amortization
Amortization rate per annum	-	-	20%	16,67%	20%	-
Balances on December 31, 2008	(178,742)	(1,806)	(225,794)	(89,595)	(5,210)	(501,147)
Additions	-	-	(35,183)	(49,466)	(1,634)	(86,283)
Transfers	-	-	(93)	-	-	(93)
Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)
Additions	-	-	(53,601)	(50,727)	(448)	(104,776)
Transfers	-	-	(36)	-	-	(36)
Write- offs	-	-	20,380	-	-	20,380
Balances on December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)

Net book value at December 31, 2008	1,724,821	405,989	136,422	199,628	2,897	2,469,757
Net book value at December 31, 2009	1,749,874	436,920	169,805	165,306	1,263	2,523,168
Net book value at September 30, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940

49

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

16. Intangible assets - Continued

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortized once they have an indefinite useful life. This indefinite useful life was determined based on the fact that these licenses are automatically renewable if the Company meets the mandatory requirements of ANATEL. Brazilian law guarantees renewal of these licenses and the Company has interest in extending them indefinitely.

Intangible assets with indefinite useful life are represented mainly by rights to use software internally developed together with specialized companies, adapted for use of the Company based on existing softwares available in the market,which are amortized over 60 months, and by the customer portfolio, which is amortized over 72 months or the average estimated period that subscribers remain connected to the system.

The Company tests its goodwill for impairment at least annually based on its value in use using the discounted cash flow model on the lowest appropriate cash-generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions taken are based on consolidated financial and operating data.

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company‟s annual budget and long-term business plan approved by the Administrative Board, as well as on comparable market data, which represent management‟s best estimate of economic conditions of the cash generating unit.

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

•         Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2011 – 2015, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

•         Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales, installations and changes in mix of products designed Management.

50

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

16. Intangible assets - Continued

•         Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed  to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were made considering the Company’s historical performance, the current dynamics and market forecasts of pay TV, broadband internet, voice and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the management and the Board of Directors.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was zero per annum.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

17. Trade accounts payable

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 reviewed	01/01/2009 reviewed	12/31/2010	12/31/2009
Domestic suppliers	224,587	115,096	27,583	324,681	292,994
Foreign suppliers	2,755	2,642	1,108	24,799	34,721
	227,342	117,738	28,691	349,480	327,715

The trade accounts payable do not bear interest and usually are settled in 30 days.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

18.  Accounts payable - programming suppliers

	Current Liabilities
	Controllling Company			Consolidated
Description	12/31/2010	12/31/2009 reviewed	01/01/2009 reviewed	12/31/2010	12/31/2009

Related parties
Net Brasil S,A,	36,032	16,539	34,936	81,610	60,903
Globosat Programadora Ltda,	-	1,899	45	-	8,796
	36,032	18,438	34,981	81,610	69,699

Third parties	53,203	46,519	36,156	53,203	54,903

	89,235	64,957	71,137	134,813	124,602

The table below shows programming and related costs incurred:

	Operating income
	Controllling Company		Consolidated
Companies	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009
Related parties
Net Brasil S,A,	(256,968)	(47,277)	(905,929)	(674,744)
Globosat Programadora Ltda,	-	(233)	-	(8,227)
	(256,968)	(47,510)	(905,929)	(682,971)

Third parties	(98,234)	(22,777)	(356,154)	(354,397)

	(355,202)	(70,287)	(1,262,083)	(1,037,368)

Net Brasil S.A., a related party, serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content in its own name.

The acquisition contracts of brazilian content, agreed between Net Brasil S.A. and the respective programming suppliers are valid until November 2015.

Additionally, the contracts for the acquisition of existing international program content are negotiated by the Company directly and remain valid between 2011 and 2013.

In 2010, pay per view (PPV) programming previously acquired from Globosat started being acquired from Net Brasil S.A.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

19. Debt

			Effective interest rate per annum						Controlling Company
	Currency	Nominal interest rate per annum	12/31/2010	12/31/2009	01/01/2009		12/31/2010		12/31/2009 reviewed			01/01/2009 reviewed
						Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total

Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	9.15%	29.578	43.165	72.743	15.639	43.299	58.938	-	-	-
Finame PSI	R$	4.50% to 5.50%	4.50%	-	-	1.643	52.339	53.982	-	-	-	-	-	-
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.55%	-	11.39%	13.62%	-	-	-	2.704	170.000	172.704	-	-	-
						31.221	95.504	126.725	18.343	213.299	231.642	-	-	-
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	-	20.628	578.345	598.973	7.510	603.940	611.450	-	-	-
Perpetual Notes	US$	9.25%	10.57%	10.57%	10.57%	2.495	249.930	252.425	2.531	261.180	263.711	704	350.550	351.254
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	9.22%	5.653	330.429	336.082	5.940	345.164	351.104	8.555	464.270	472.825
						28.776	1.158.704	1.187.480	15.981	1.210.284	1.226.265	9.259	814.820	824.079

Loans and financings Total						59.997	1.254.208	1.314.205	34.324	1.423.583	1.457.907	9.259	814.820	824.079

		Quantity in circulation
		12/31/2010	12/31/2009	01/01/2009

Nonconvertible		58,000	58,000	58,000		5.525	578.476	584.001	4.350	578.047	582.397	5.805	577.824	583.629

Total						65.522	1.832.684	1.898.206	38.674	2.001.630	2.040.304	15.064	1.392.644	1.407.708

53

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

19. Debt - Continued

			Effective interest rate p.a.			Consolidated
	Currency	Nominal interest rate p.a.	12/31/2010	12/31/2009		12/31/2010		12/31/2009
					Current	Non-current	Total	Current	Non-current	Total

Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	65,512	80,598	146,110	62,440	154,998	217,438
Finame PSI	R$	4.50% to 5.50%	4.50%	-	2,373	110,608	112,981	-	-	-
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	12.96%	11.39%	2,679	145,000	147,679	2,704	170,000	172,704
					70,564	336,206	406,770	65,144	324,998	390,142
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	20,628	578,345	598,973	7,510	603,940	611,450
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,495	249,930	252,425	2,531	261,180	263,711
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	5,653	330,429	336,082	5,940	345,164	351,104
					28,776	1,158,704	1,187,480	15,981	1,210,284	1,226,265

Loans and financings Total					99,340	1,494,910	1,594,250	81,125	1,535,282	1,616,407

			Quantity in circulation
			12/31/2010	12/31/2009

Nonconvertible			58,000	58,000	5,525	578,476	584,001	4,350	578,047	582,397

Total					104,865	2,073,386	2,178,251	85,475	2,113,329	2,198,804

54

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

19. Debt – Continued

a)  Loans and financing

Bank credit notes

On November 16, 2006 the Company contracted with Itaú Bank a bank credit notein the total amount of R$220,000, of which R$50,000 was prepaid by the Company in 2007.

On August 31, 2009, the loan was altered and repayments of principal rescheduled from 2011 to 2014, 2015 and 2016. Additionally, finance charges on this loan were altered from "CDI plus a spread of 1.2%" to 2.55% per annum as of August 31, 2009 with no retroactive effect.

On March 1, 2010 the controlling company Net Serviços transferred the loan to the subsidiary Net Sao Paulo, who takes the irrevocable and irreversible, responsibility for paying the principal and interest charges, according to the maturity, changing the interest rate to CDI plus a spread of 2.10 % Per annum without affecting the other terms of the contract.

Between May and December 2010 the amount of R$ 30,663 of principal was paid.

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million(equivalent to R$ 593,425), with maturity in January,  2020 and a nominal interest rate of  7.5% per annum, payable semiannually in January and July of each year.The Company will use these resources on inorganic growth, pre-pay existing debt and general corporate investments. The Notes are guaranteed by all the Company's subsidiaries.

The securities can be redeemed in full or in part any time.

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes in the amount of US$150 million (equivalent to R$326,966), with indefinite maturity and an annual interest rate of 9.25% per annum, payable in the second month of each quarter.  The Notes are guaranteed by all the Company's subsidiaries. Since November 27, 2009, the Company has the option to redeem, in whole but not in part, on the date of any interest payment, 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable.

55

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

19. Debt - Continued

FINAME

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from FINAME - Government Agency for Machinery and Equipment Financing. For the year ended December 31, 2010, funds raised under this program amounted to R$103,716 (R$83,584 in 2009). These contracts are subject to interest rate at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% per annum and a fixed rates between 4.50% and 5,50 per annum, a five year term, and are collateralized by the assets financed.

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect shareholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October and April of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time from June 2013. This borrowing is guaranteed by the Company and its subsidiaries and the proceeds were principally used to finance the BIGTV Companies acquisition and general development of the Company.

b)  Debentures

On December 1st, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal amount, single series, par value, non-secured and subordinated type in the amount of R$580,000.

On September 23, 2009, as decided during the Company debenture holders’ meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012.  The following decisions were also approved at the meeting: (i) beginning October 1, 2009, debenture remuneration corresponded to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$1,760 as a bonus for renewing debentures was paid on October 1, 2009 to the holder of these debentures. The remaining items related to the 6th issuance remain unchanged.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

19. Debt - Continued

Company Commitments (“Covenants”)

The Company is committed to complying with a number of restrictive covenants related to the outstanding borrowings, the most important of which are:

-          Maintenance of the ratio obtained from dividing Net Consolidated Debt by   EBITDA, as defined in the debt agreement, at less than 2.5;

-          Maintenance of the ratio obtained from dividing EBITDA by expenses net of consolidated interest, as defined in the debt agreement, at 1.5 or above.

As of December 31, 2010, the Company is in compliance with all financial and non financial covenants.

c)        Costs of debts

Following shown the amortization schedule of the costs of debts:

Year	Inbursa	Debentures	Global Notes2020	Total
2011	265	429	616	1,310
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015 - 2019	1,879	215	2,977	5,071
	3,076	1,954	5,441	10,471

20.  Copyright  Payable - ECAD

ECAD (Escritório Central de Arrecadação e Distribuição) is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music in Brazil and have judicial deposits of R$ 25,633 (R$20,459 on December 31, 2009) as disclosed in note12. Management recorded provisions as shown below :

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 reviewed	01/01/2009 reviewed	12/31/2010	12/31/2009
Accounts payable copyright	80,174	44,502	122	99,386	77,794

	80,174	44,502	122	99,386	77,794

57

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties

a)      Employee benefits

Employee salary, benefits and related expenses are stated as follows:

	Controlling Company		Consolidated
Description	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009
Payroll and related charges	300,492	119,279	534,561	432,873
Profit participation plan	60,409	42,102	82,077	106,916
Statutory benefits	39,863	11,915	78,693	67,478
Additional benefits	26,904	7,730	55,512	43,936
	427,668	181,026	750,843	651,203

Additional benefits:

In addition to the usual benefits required by labor legislation, the Company and its subsidiaries provide additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, whose actuarial risks are not assumed by the Company

Profit Participation Plan

The Company and its subsidiaries have complementary remuneration plans considering fulfillment of targets:

(i)        Profit Participation Plan (PPR): the Company must remunerate its staff on the basis of profit sharing in the amount of up to three additional monthly salaries, in the event that the performance targets established according to annual planning approved by the Company’s Board of Directors are met.

(ii)         Additional Profit Participation Plan (PPR – Short term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional cases may be exempted from these conditions, as decided by the Board of Directors.

(iii)    Long-term Profit Participation Plan (PPR long-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. The purpose of this supplement is to retain the services of these collaborators.

58

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

a)      Employee benefits - Continued

(iv)    Profit Participation Additional Plan (PPR): the Company will make an additional payment of up to 0.6 of the monthly salary of employees. The principal purpose of this supplementary payment is to have the Board of Director's targets fulfilled 100% to 120%.

On December 31, 2010 the Company recorded provisions as salaries and social charges in the amount of R$100,626 (R$132,495 on December 31, 2009) related to these plans.

b)      Management’s remuneration

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	Controlling Company and Consolidated
	12/31/2010	12/31/2009

Short-term benefits	4,053	12,169
Long-term benefits	5,248	3,921
	9,301	16,090

The remuneration consists of fixed and variable compensation plans as profit sharing and bonus plans additional profits short and long term, as mentioned in item a) above.

59

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

20. Related parties – Continued

c)      Related companies

The main asset and liability balances and profit and loss resulting from the transactions among related parties are shown below:

	Controlling Company

	Current assets

	Related parties			Programming receivable				Dividends		Interest on stockholders equity			Direito de uso pré-pago		Total
Companies
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed		31/12/2009 Reviewed		12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed
Subsidiaries

Net São Paulo Ltda.	7,781	8,273	6,231	21,528	27,234	25,471		-		31,137	33,450	30,409	-	-	60,446	68,957	62,111
Net Rio Ltda.	-	4,017	3,140	11,365	13,982	13,434		-		28,584	27,569	26,464	-	-	39,949	45,568	43,038
Net Paraná Comuni. Ltda.	-	1,021	781	-	2,979	2,722		-		-	4,782	-	-	-	-	8,782	3,503
Net Belo Horizonte Ltda.	-	1,638	1,245	-	5,402	5,234		-		-	-	-	-	-	-	7,040	6,479
Net Brasília Ltda.	1,649	1,113	774	2,700	3,052	2,825		-		4,927	-	-	-	-	9,276	4,165	3,599
Net Campinas Ltda.	-	1,603	665	-	2,087	1,916		-		-	-	-	-	-	-	3,690	2,581
Net Ribeirão Preto Ltda.	-	432	297	-	963	917		-		-	1,678	-	-	-	-	3,073	1,214
Net Goiânia Ltda.	-	532	351	-	767	739		-		-	1,609	-	-	-	-	2,908	1,090
Net Sorocaba Ltda.	-	406	251	-	586	562		-		-	1,618	-	-	-	-	2,610	813
614 Serviços de Internet João Pessoa Ltda.	10	24	-	-	-	-		1,128		183	-	-	-	-	193	1,152	-
Net Sul Comunicações Ltda.	-	-	1,124	-	-	5,377					-	21,033				-	27,534
Net Florianópolis Ltda.	-	-	645	-	-	1,913		-		-	-	8,591	-	-	-	-	11,149
Vivax Ltda.	-	-	2,648	-	-	-		-		-	-	7,662	-	-	-	-	10,310
DR-Empresa de Distrib. e Recep. de TV Ltda.		-	674	-	-	3,052		-		-	-	-	-	-		-	3,726
Others	61	1,048	1,317	56	1.771	5,081		-		164	1,073	981	-	-	281	3,892	7,379
	9,501	20.107	20,143	35,649	58,823	69,243		1,128		64,995	71,779	95,140	-	-	110,145	151,837	184,526
Stockholders		-
Emp. Brasil. de Telecom. S.A - Embratel	-		-	-	-	-		-		-	-	-	122,719	79,640	122,719	79,640	-
	-	-	-	-	-	-		-		-	-	-	122,719	79,640	122,719	79,640	-
Relateed
Globosat Programadora Ltda	39	-	-	-	-	-	-	-	-	-	-	-	-	-	39	-	-

	9,540	20,107	20,143	35,649	58,823	69,243		1,128		64,995	71,779	95,140	122,719	79,640	232,903	231,477	184,526

60

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

c)      Related companies

	Controlling Company
	Non-current assets
	Related parties			Advance for future capital increase	Prepaid rights for use		Total
Companies	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed
Subsidiaries
Reyc Comércio e Participações Ltda.	53,921	92,699	-	-	-	-	53,921	92,699	-
Net Paraná Comunicações Ltda.	-	5,861	5	-	-	-	-	5,861	5
Net Rio Ltda.	9,863	5,639	-	-	-	-	9,863	5,639	-
Net Belo Horizonte Ltda.	-	5,574	12	-	-	-	-	5,574	12
Jacareí Cabo S.A.	-	4,060	-	-	-	-	-	4,060	-
Horizonte Sul Ltda.	-	2,948	-	-	-	-	-	2,948	-
Net Brasília Ltda.	78,102	1,275	7	-	-	-	78,102	1,275	7
Net São Paulo Ltda.	678	523	-	-	-	-	678	523	-
614 Serviços de Internet Maceió Ltda.	248	52	-	-	-	-	248	52	-
Net Bauru Ltda.	-	21	1,879	-	-	-	-	21	1,879
Net São Carlos Ltda.	-	-	-	4,490	-	-	-	-	4,490
Net Anápolis Ltda.	-	-	1,900	-	-	-	-	-	1,900
Net Campo Grande Ltda.	-	-	1,007	-	-	-	-	-	1,007
Net Indaiatuba Ltda.	-	-	618	-	-	-	-	-	618
Others	5	1,021	152	-	-	-	5	1,021	152
	142,817	119,673	5,580	4,490	-	-	142,817	119,673	10,070
Stockholders
Emp. Brasil. de Telecom. S.A - Embratel	-	-	-	-	346,606	300,135	346,606	300,135	-
	-	-	-	-	346,606	300,135	346,606	300,135	-

	142,817	119,673	5,580	4,490	346,606	300,135	489,423	419,808	10,070

61

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

c)      Related companies

		Consolidated
		Current asset
	Trade accounts receivables	Related parties	Prepaid right for use		Total
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. Embratel	-	24,801	172,536	175,088	172,536	199,889

Associated companies
Globosat Programadora Ltda.	246	-	-	-	246	-

	246	24,801	172,536	175,088	172,782	199,889

	Consolidated
	Non current assets
	Prepaid right for use
Companies	12/31/2009	12/31/2009
Stockholders
Emp. Brasil.de Telecom. S.A. – Embratel	487,307	659,842
	487,307	659,842

62

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

c)      Related companies

	Controlling Company

	Current liabilities
	Suppliers			Programming suppliers			Debt			Related parties			Interest on equity/ Dividends	Deferred Revenues		Total

Companies
	31/12/2010	31/12/2009 Reviewed	01/01/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	01/01/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	01/01/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	01/01/2009 Reviewed	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	01/01/2009 Reviewed
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	-	-	-	-	22,071	19,248	174	-	-	-	22,071	19,248	174
Net Paraná Comun. Ltda.
	-	-	-	-	-	-	-	-	-	-	13,630	-	1,875	-	-	-	15,505	-
Net São Paulo Ltda.
	-	-	-	-	-	-	-	-	-	-	2,911	15	-	-	-	-	2,911	15
Horizonte Sul Comun. Ltda.
	-	-	-	-	-	-	-	-	-	-	1	-	752	-	-	-	753	-
Net Rio Ltda.
	-	-	-	-	-	-	-	-	-	322,531	534	35	-	-	-	322,531	534	35
Outros
	-	-	-	-	-	-	-	-	-	-	1,398	31	-	-	-	-	1,398	31

	-	-	-	-	-	-	-	-	-	344,602	37,722	255	2,627	-	-	344,602	40,349	255
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel
	38,859	16,855	-	-	-	-	-	-	-	42,666	92,366	4,004	-	118,540	68,266	200,065	177,487	4,004

	38,859	16,855	-	-	-	-	-	-	-	42,666	92,366	4,004	-	118,540	68,266	200,065	177,487	4,004

Associated companies

Americel S.A.
	30	5	-	-	-	-	-	-	-	-	-	-	-	-	-	30	5	-
Net Brasil S.A. (*)
	-	-	-	36,032	16,539	34,936	-	-	-	-	-	-	-	-	-	36,032	16,539	34,936
Banco Inbursa S.A.
	-	-	-	-	-	-	5,653	5,940	8,555	-	-	-	-	-	-	5,653	5,940	8,555
Globosat Programadora Ltda (*)
				-	1,899	45	-	-	-	-	-	-	-	-	-	-	1,899	45
Editora Globo S.A.
	481	115	12	-	-	-	-	-	-	-	-	-	-	-	-	481	115	12
Primesys Soluções Empresariais S.A.
	2,229	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,229	-	-
Claro S.A
	406	562	-	-	-	-	-	-	-	-	-	140	-	-	-	406	562	140
Infoglobo Comunicações Ltda.
	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	-	-

	3,147	682	12	36,032	18,438	34,981	5,653	5,940	8,555	-	-	140	-	-	-	44,832	25,060	43,688
	42,006	17,537	12	36,032	18,438	34,981	5,653	5,940	8,555	387,268	130,088	4,399	2,627	118,540	68,266	589,499	242,896	47,947

 (*) In 2010,  pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

63

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

c)      Related companies

	Controlling Company

	Non-current liabilities

	Debt			Related parties			Deferred revenues			Total
Companies
	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed	12/31/2010	12/31/2009 Reviewed	01/01/2009 Reviewed
Subsidiaries

Net Paraná Comunicações Ltda.
	-	-	-	-	11,345	-	-	-	-	-	11,345	-
Net Brasília Ltda.
	-	-	-	-	1,168	7	-	-	-	-	1,168	7
Reyc Comércio e Participações Ltda.
	-	-	-	-	1,131	-	-	-	-	-	1,131	-
ESC 90 Telecomunicações Ltda.
	-	-	-	-	366	-	-	-	-	-	366	-
Net São Paulo Ltda.	-	-	-	-	199	640	-	-	-	-	199	640
Net Rio Ltda.
	-	-	-	-	96	383	-	-	-	-	96	383
Jacareí Cabo S.A.
	-	-	-	148	31	-	-	-	-	148	31	-
Others
	-	-	-	-	639	120	-	-	-	-	639	120

	-	-	-	148	14,975	1,150	-	-	-	148	14,975	1,150

Stockholders

Emp, Brasil, de Telecom, S,A, – Embratel
	-	-	-	-	-	-	347,137	259,585	632	347,137	259,585	632

	-	-	-	-	-	-	347,137	259,585	632	347,137	259,585	632
Associated companies

Banco Inbursa S,A,
	330,429	345,164	464,270	-	-	-	-	-	-	330,429	345,164	464,270

	330,429	345,164	464,270	-	-	-	-	-	-	330,429	345,164	464,270

	330,429	345,164	464,270	148	14,975	1,150	347,137	259,585	632	677,714	619,724	466,052

64

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

c)      Related companies - Continued

	Consolidated
	Current liabilities
	Trade accounts payable		Accounts payable programming suppliers		Debt		Deferred revenues		Related parties	Total
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom, S.A. – Embratel	47,883	48,598	-	-	-	-	208,859	208,228	78,242	334,984	256,826
	47,883	48,598	-	-	-	-	208,859	208,228	78,242	334,984	256,826
Associated companies
Net Brasil S.A.( * )	-	-	81,610	60,903	-	-	-	-	-	81,610	60,903
Globosat Programadora Ltda.( * )	-	-	-	8,796	-	-	-	-	-	-	8,796
Brasilcenter Comunicações Ltda.	-	351	-	-	-	-	-	-	-	-	351
Claro S.A.	406	872	-	-	-	-	-	-	-	406	872
Americel S.A.	36	122	-	-	-	-	-	-	-	36	122
Primesys Soluções Empresariais S.A.	2,453	-	-	-	-	-	-	-	-	2,453	-
Editora Globo S.A.	995	991	-	-	-	-	-	-	-	995	991
Banco Inbursa S.A	-	-	-	-	5,653	5,940	-	-	-	5,653	5,940
Infoglobo Comunicações Ltda.	1	-	-		-	-	-	-	-	1	-
	3,891	2,336	81,610	69,699	5,653	5,940	-	-	-	91,154	77,975

	51,774	50,934	81,610	69,699	5,653	5,940	208,859	208,228	78,242	426,138	334,801

(*) In 2010, pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

	Consolidated
	Non-current liabilities				Total
	Debt		Deferred revenues		Non-current liabilities
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	611,594	782,279	611,594	782,279
	-	-	611,594	782,279	611,594	782,279
Associated companies
Banco Inbursa S.A	330,429	345,164	-	-	330,429	345,164
	330,429	345,164	611,594	782,279	942,023	1,127,443

65

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

c)      Related companies - Continued

			Controlling Company

			Operating results

	Services revenue and transfer of administrative expenses		Financial		Telecommunications – Expenses		Telecommunications rental revenues		Programming		Commissions / programming guide		Total
Companies
	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed	31/12/2010	31/12/2009 Reviewed
Net São Paulo Ltda.	114,726	82,412	(1,888)	(2)	-	-	-	-	-	-	-	-	112,838	82,410
Net Rio Ltda.	55,278	41,151	(583)	189	-	-	-	-	-	-	-	-	54,695	41,340
Net Belo Horizonte Ltda.	20,577	16,644	2,345	61	-	-	-	-	-	-	-	-	22,922	16,705
Net Brasília Ltda.	14,750	10,615	3,777	(12)	-	-	-	-	-	-	-	-	18,527	10,603
Net Paraná Comunicações Ltda.	12,604	10,506	(1,243)	76	-	-	-	-	-	-	-	-	11,361	10,582
Net Campinas Ltda.	11,380	8,900	(196)	3	-	-	-	-	-	-	-	-	11,184	8,903
Net Goiânia Ltda.	5,021	4,412	(162)	2	-	-	-	-	-	-	-	-	4,859	4,414
Net Ribeirão Preto Ltda.	5,077	4,035	(373)	-	-	-	-	-	-	-	-	-	4,704	4,035
Net Sorocaba Ltda.	4,153	3,173	(192)	-	-	-	-	-	-	-	-	-	3,961	3,173
ESC 90 Telecomunicações Ltda.	2,357	1,490	584	15	-	-	-	-	-	-	-	-	2,941	1,505
Net Recife Ltda.	814	1,167	134	-	-	-	-	-	-	-	-	-	948	1,167
Reyc Comercio e Participações Ltda.	-	-	8,283	895	-	-	-	-	-	-	-	-	8,283	895
Horizonte Sul Comunicações Ltda.	301	404	312	159	-	-	-	-	-	-	-	-	613	563
Vivax Ltda.	-	-	-	(344)	-	-	-	-	-	-	-	-	-	(344)
Net Sul Comunicações Ltda.	-	-	-	(331)	-	-	-	-	-	-	-	-	-	(331)
Net Florianópolis Ltda.	-	-	-	(345)	-	-	-	-	-	-	-	-	-	(345)
Others	3,335	2,608	(151)	35	-	-	-	-	-	-	-	-	3,184	2,643

	250,373	187,517	10,647	401	-	-	-	-	-	-	-	-	261,020	187,918
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	2,390	(331)	(211,409)	(38,838)	179,008	28,036	-	-	-	-	(30,011)	(11,133)
	-	-	2,390	(331)	(211,409)	(38,838)	179,008	28,036	-	-	-	-	(30,011)	(11,133)
Associated Companies
Banco Inbursa S.A.	-	-	(16,695)	84,132	-	-	-	-	-	-	-	-	(16,695)	84,132
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	(3,434)	(648)	(3,434)	(648)
Americel S.A.	-	-	-	-	(50)	(6)	-	-	-	-	-	-	(50)	(6)
Globosat Programadora Ltda.	-	-	-	-	-	-	114	19	-	(233)	-	-	114	(214)
Claro S.A.	-	-	-	-	(841)	(1,430)	-	-	-	-	-	-	(841)	(1,430)
Click 21 Com. E Public. Ltda	-	-	-		251	-	-	-	-	-	-	-	251	-
Primesys Soluções Empresariais S.A .	-	-	-	-	(2,977)	-	-	-	-	-	-	-	(2,977)	-
Net Brasil S.A.	-	-	-	-	-	-	-	-	(256,968)	(47,277)	(664)	(162)	(257,632)	(47,439)

	-	-	(16,695)	84,132	(3,617)	(1,436)	114	19	(256,968)	(47,510)	(4,098)	(810)	(281,264)	34,395
	250,373	187,517	(3,658)	84,202	(215,026)	(40,274)	179,122	28,055	(256,968)	(47,510)	(4,098)	(810)	(50,255)	211,180

66

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

c)      Related companies - Continued

	Consolidated
	Operating results
	Rental revenues / telecommunications		Financial		Expenses telecommunications		Programming / sales commissions		Programming guide		Total
Companies

	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	451,132	391,624	(11,850)	(7,257)	(370,695)	(262,890)	-	-	-	-	68,587	121,477
	451,132	391,624	(11,850)	(7,257)	(370,695)	(262,890)	-	-	-	-	68,587	121,477
Associated companies

Net Brasil S.A.	-		-	-	-		(905,929)	(674,744)	(1,701)	(1,714)	(907,630)	(676,458)
Globosat Programadora Ltda.	2,097	1,676	-	-	-		-	(8,227)	(570)	-	1,527	(6,551)
Editora Globo S.A.	-	-	-	-	-		-		(11,839)	(11,504)	(11,839)	(11,504)
Infoglobo Comunicações Ltda.	-	-	-	-	-	(2)	-		-	-	-	(2)
Claro S.A.	-	-	-	-	(5,195)	(6,432)	-		-	-	(5,195)	(6,432)
Brasilcenter Comunicações Ltda.	-	-	-	-	-	(546)	-	-	-	-	-	(546)
Americel S.A.	-	-	-	-	(1,133)	(1,207)	-		-	-	(1,133)	(1,207)
Primesys Soluções Empresariais S.A.	-	-	-	-	(3,841)	-	-	-	-	-	(3,841)	-
Click 21	-	-	-	-	-	(26)	-		-	-	-	(26)
Banco Inbursa S.A.	-	-	(16,695)	84,132	-		-		-	-	(16,695)	84,132
	2,097	1,676	(16,695)	84,132	(10,169)	(8,213)	(905,929)	(682,971)	(14,110)	(13,218)	(944,806)	(618,594)
	453,229	393,300	(28,545)	76,875	(380,864)	(271,103)	(905,929)	(682,971)	(14,110)	(13,218)	(876,219)	(497,117)

The balances with the controlled companies are subject to interest of 12% p.a., with an indeterminate maturity date.

The right to use the trademark Net has been assigned by Net Brasil S.A..

The values and terms of the programming contracts and pay-per-view (PPV) before the companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private are conducted at normal market prices, terms and payment conditions.

The program schedule guides of the channels are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. The new business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. By implementing this business, the Company could then started offering to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March 2006.

67

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

a)      Related companies - Continued

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (Serviço Telefônico Fixo Comutado – STFC), multimedia service (Serviço de Comunicação de Multimídia – SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

a)             Prepaid rights for use

    a1) Net Fone revenue — In December 2009, Embratel invested an amount of R$873,539 in the irretrievable and indefeasible acquisition of the right to use the transmission capacity of 3 GBs generated by the coaxial Company’s network, for a period of five years renewable for the same period through future negotiations between the parties.  The invested value, which was paid in cash, and account as deferred revenue to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by Embratel during the period and considers the finance discount related to the prepayment. Any excess usage is charged on a monthly basis.

    a2) Link internet - The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. In December 2009, the Company invested R$849,632 in irrevocable and irreversible acquisition of 45 GBs transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid rights for use. The invested value, which was paid in cash, and account as an asset to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by the Company during the period and considers the finance discount related to the prepayment. Amounts exceeding the monthly capacity acquired are expensed as incurred.

68

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

a)      Related companies - Continued

The continuity schedule of asset and liability balances related to these rights for use is as follows:

Assets	Controlling Company	Consolidated
	Right to use prepaid	Right to use prepaid

Balance on 01/01/2009	-	-
Additions	386.463	849.632
Write- offs	(6.688)	(14.702)
Balance on 12/31/2009	379.775	834.930
Write- offs	150.793	-
Balance on 12/31/2010	(61.243)	(175.087)
Balance on 01/01/2009	469.325	659.843

Current	122.719	172.536
Non-current	346.606	487.307

Liabilities	Deferred revenues (Net Fone)	Deferred revenues (Net Fone)

Balance on 01/01/2009	-	-
Additions	285.385	873.539
Write- offs	(5.013)	(15.115)
Balance on 12/31/2009	280.372	858.424
Write- offs	150.310	-
Balance on 12/31/2010	(45.617)	(180.015)
	385.065	678.409
Current
Non-current	100.686	177.391
Balance on 01/01/2009	284.379	501.018

b)      The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

c)      Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues.

d)     Network access revenue – Remunerated on the basis of the increase of Net Fone’s  subscribers basis.

69

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

21. Related parties – Continued

a)      Related companies - Continued

e) Optic fiber lease revenue – Remunerated in accordance with specific contract including usual market condition.

 f) Revenues from PME (services for small and medium businesses) – These services      are  .remunerated under specific contractual conditions, 50% of net amount of accounts .invoiced by Embratel, net of taxes and interconnection fees.

g) Communication expenses such as voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

In accordance with the provisions of Law 9249/95, the subsidiaries accounted for interest on equity based on Interest Rate (TJLP) in the current fiscal year, totaling R$ 96,769 (R$100,663 at December 31 2009), which were recorded in financial expenses, as required by tax legislation. In the financial statements of subsidiaries, such interest were eliminated from the financial expenses for the year and deducted from earnings in contrast to current liabilities.

22. Commitments and provisions

I) Commitments

The Company has several contracts for rental of street lighting posts, underground ducts and offices renewed automatically each year for varying terms. These contracts may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months and rescission penalties. These expenses amounted to R$97,872 in 2010 (R$102,262 in 2009). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$11,865 as of 2010 (28,478 as of December 31, 2009).

II) Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. Additionally, it is not possible to predict when these cases will be settled once they are dependent on factors not controlled by the Company’s management.

70

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

22. Commitments and provisions - Continued

II) Provisions - Continued

Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Controlling Company
	Labor	Civil	Tax	Social Security	Total
Balances on January 01, 2009 reviewed	718	667	235,288	175	236,848
Addition to provision	2,147	1,509	12,271	-	15,927
Addition due to merger	37,109	22,885	290,164	62	350,220
Currency adjustments	133	236	9,220	3	9,592
Payments and Reversions	(970)	(928)	(182,739)	(1)	(184,638)
Balances on December 31, 2009 reviewed	39,137	24,369	364,204	239	427,949
Addition to provision	7,381	7,460	54,497	-	69,338
Addition due to merger	4,881	6,002	38,236	4	49,123
Currency adjustments	1,483	231	23,352	6	25,072
Payments and Reversions	(32,047)	(7,679)	(96,139)	(183)	(136,048)
Balances on December 31, 2010	20,835	30,383	384,150	66	435,434

	Consolidated
	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions	18,721	23,858	65,466	-	108,045
Addition ESC 90	290	25	17,721	-	18,036
Currency adjustments	1,018	373	16,370	276	18,037
Payments and reversals	(13,157)	(13,190)	(202,025)	(6,318)	(234,690)
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions	20,040	22,988	76,659	0	119,687
Currency adjustments	1,484	752	29,033	50	31,319
Payments and reversals	(41,914)	(24,204)	(135,194)	(293)	(201,605)
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 1,773 lawsuits, mostly arising from employees and third party complaints. The main claims are for subsidiary liability and dangerous work pay. The Company made judicial deposits in the amount of R$13,754 on December 31, 2010 (R$9,409 on December 31, 2009) in relation to labor cases.

71

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

22. Commitments and provisions - Continued

II) Provisions - Continued

b) Civil provisions

Civil claims relate mainly to service contract terminations, contract reviews, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999. The appeal in these civil proceedings mainly relate to indemnifications for moral and material damages sought by subscribers, except for actions relating to lighting post rentals, in which the Company is requesting to change the monthly rent amounts.

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their statement of comprehensive incomes, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the main tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The Company is objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it has recorded a provision of R$ 87,088 on December 31,2010(R$94,261 on December 31,2009) in the controlling Company and R$ 87,342 on December 31, 2009 (R$112,443 on December 31, 2009) in the consolidated.

b. IOF (Financial operations tax)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to IOF charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of R$63,668 on December 31,2010 (R$42,070  in December, 2009) in the controlling company and R$ 80,895 on December 31, 2009 (R$ 60,718 on December 31, 2009) in the consolidated.

72

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

22. Commitments and provisions - Continued

II) Provisions - Continued

c. Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes (Notes) are not subject to IRRF and IOF, as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company recorded a provision of R$148,419 at December 31, 2010 (R$143,281 at December 31, 2009) related to these taxes.

III) Contingent liabilities not recorded

In addition to the contingencies mentioned above, there are other open cases, in the amount of R$840,964 (R$364,525 in 2009) in the consolidated, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded.

The main cases in which risk of loss is rated as "possible" are summarized below:

          a. Disallowance of expenses - Income tax  and social contribution

                                    .

The subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian  Internal Revenue Service questioning part of expenses considered as deductible in its calculation of income tax and social contribution basis in the period between 2004 to 2008 in the amount of  R$ 403,389 and R$ 143,914, respectively.
Based on the decision at first instance rendered in 2010, values were reduced to R$274,126 and R$ 97,821 and the probability of loss initially analyzed as remote, has shifted to possible.

Our lawyers understand that these expenses are in accordance with tax legislation, with the possible disallowance required by the tax authority.

 b. ISS(Imposto sobre serviços) - the demand on services of public entertainment or amusement, leisure and  entertainment and similar events.

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus, subject to the taxation of ISS in the amount of R$115,955  in December 2010.

                 .

73

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

22. Commitments and provisions – Continued

III) Contingent liabilities not recorded – Continued

On defense, our lawyers maintain that services provided by cable TV companies are classified as communication services instead of public entertainment services.

c.    Disallowed expenses and non-proven expenses

Net São Paulo and Net Rio received requests from the tax authorities in the amount of R$90,770 as of December 31, 2010 (R$88,660 as of December 31, 2009) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.                                                .

Our lawyers are of the view that these expenses are in accordance with tax legislation, considered as a possible contingency character desired by the disallowance by the tax authority.

         IV) Other information

         Charge for extra outlet

On April 22, 2009, Anatel passed Resolution No. 528, which prevents cable subscription TV operators from charging clients for more than one outlet per residence.  The resolution only mentions that certain items such as installation, internal network, converter and signal decoder and other equipment repairs could be charged for by these operators. The Federal Court in Brasília had extended an injunction based on a case decided by ABTA (The Brazilian Pay TV Association) in 2008, allowing the Company to charge for the additional connections. However, in 2009, the Federal Court in Brasilia revoked the ABTA injunction related to additional connections. Nevertheless, management does not expect any substantial impact on Company operations, since the current sales model for the extra outlet is covered by the charge for the rental of the equipment and the installation fee as provided for in the resolution.

74

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

23. Stockholders’ equity

Capital stock

On December 31, 2010, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$ 6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

The Company is controlled by GB Empreendimentos e Participações Ltda, whose stockholders are Globo Comunicações e Participações S.A (51% of ordinary shares) and Embratel Participações S.A. (49% of ordinary shares and 100% of preferred shares). On December 31, 2010, Globo Comunicação e Participações S.A. holds 6.5% of the Company’s share capital and the Embratel Participações S.A. and its subsidiary Embratel holds 89.7% of the Company’s share capital.

On October 7,  2010, the shareholder Empresa Brasileira de Telecomunicacoes S.A. - Embratel acquired 143,853,436 preferred shares of the Company through a voluntary tender public offer of shares (IPO) at a unit price of R$23, passing to hold 70.5% of the shares of that class. Under the IPO notice, the holders of the remaining preferred stocks could sell their shares to Embratel by the tender offer price adjusted by variation in the reference rate - TR monthly. As of December 31, 2010 Embratel had acquired more 42,694,295 preferred shares representative of 94.5% of the preferred shares.

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per article 202 of the Brazilian Corporate Law.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by BMF&BOVESPA  and they shall also be entitled to vote in regards to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

75

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

23. Stockholders’ equity – Continued

Capital stock

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of shareholders’ equity; and treatment equal to that given to shareholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuing may also be altered to the prior existing proportion between common and preferred shares.

Shareholders’ Agreement

On March 21, 2005, a Company Shareholders’ Agreement was executed, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors is comprised by eleven effective members and the same number of alternate members, being, at least, twenty percent of its Independent Board members as defined in Regulation Level 2 of BM&FBOVESPA’s Corporate Governance.

The Company’s Board of Directors, with a unified mandate of one year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, four effective members and respective alternates by joint, exclusive and separate appointment by Embrapar e Embratel. The others effective members and respective alternates by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member and respective alternate representing the minority shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

76

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

23. Stockholders’ equity – Continued

Capital Reserves

Capital reserves are comprised of goodwill and premium on issuance of debentures reserves. The goodwill reserve was generated when Globotel Participações S.A., was merged into Net Serviços de Comunicação S.A. in August 2001. The goodwill capital reserve represents the tax effect of the goodwil that was transferred to the Company through the merger.

During the year ended December 31, 2010, the Company obtained tax benefits by cash savings of R$ 8,087 (R$13,942 on December 31, 2009), resulting from amortization of goodwill.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in the future in favor of the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.). The remaining shareholders have the option of exercising their right on the subscription of these shares.

77

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

24.   Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is presented as follows:

	Controlling Company			Consolidated
	12/31/2010	12/31/2009 reviewed	01/01/2009 reviewed	12/31/2010	12/31/2009
Net Rio Ltda.	-	-	-	232,315	253,467
Net Serviços de Comunicação S.A.	27,979	19,275	7,308	27,979	19,275
Reyc Comércio e Participações Ltda.	-	-	-	10,987	9,638
Net São Paulo Ltda.	-	-	-	3,214	2,995
Others	-	-	-	-	6,660
	27,979	19,275	7,308	274,495	292,035

Additionally, for the same purpose of guaranteeing the payment of tax claims, the Company entered into an insurance policy with Fator Seguros S.A. covering the amount of R$ 31,881 (R$ 15,062 on December, 2009).

25. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary share.

The following table shows earnings per share (in thousands, except earnings per share):

	12/31/2010	12/31/2009
Numerator
Profit for the year	307,151	R$ 735,948

Denominator
Weighted average number of common shares	114,459,685	114,301,508
Weighted average number of preferred shares	228,503,916	228,187,562
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,006,318

Denominator for basic and diluted earnings per share

Basic and diluted earnings per common share	0.84	R$ 2.01
10% - Preferred shares	1.10	1.10
Basic and diluted earnings per preferred share	0,92	R$ 2.22

78

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

26. Financial instruments

a)      General considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

b)      Fair value

          The fair values and carrying amount of loans payable are shown below:

	Controlling Company
	12/31/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures - 6th issue	584,001	575,266	582,397	563,295
Perpetual Notes	252,425	255,237	263,711	265,343
Global Notes 2020	598,973	665,396	611,450	627,729
Banco Inbursa S.A.	336,082	345,577	351,104	358,919
Banco Itaú BBA	-	-	172,704	173,543
Finame	126,725	126,725	58,938	58,938
	1,898,206	1,968,201	2,040,304	2,047,767

79

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

26. Financial instruments - Continued

b)      Fair value – Continued

	Consolidated
	12/31/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures - 6th issue	584,001	575,266	582,397	563,295
Perpetual Notes	252,425	255,237	263,711	265,343
Global Notes 2020	598,973	665,396	611,450	627,729
Banco Inbursa S.A.	336,082	345,577	351,104	358,919
Banco Itaú BBA	147,679	148,675	172,704	173,543
Finame	259,091	259,091	217,438	217,438
	2,178,251	2,249,242	2,198,804	2,206,267

Other financial assets and liabilities have fair values approximated to their carrying amounts.

The fair value of the Company’s debt has been calculated based on the estimated cost to pay the outstanding obligations at September 30, 2010, which considered the contractual penalties applicable for early payments.

c) Risks impacting the business of the Company

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on December 31, 2010, is shown below:

	Controlling Company	Consolidated
Debt in US dollars:
Short-term:
Interest on loans and financing	28,776	28,776
Suppliers of equipment and others	2,755	24,779
Programming Suppliers	1,873	1,873
	33.404	55,428
Long-term:
Loans payable	1,158,704	1,158,704
Liability exposure	1,192,108	1,214,132

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Itaú, Goldman Sachs, HSBC, Santander, JP Morgan, Votorantin and Standard.

80

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

26. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

The Company only enters into foreign exchange derivatives in order to protect a portion of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on short-term debt. For the period ended September 30, 2010, the Company had a derivative instrument (foreign exchange) position of R$ 528,185 relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 due to 2020 and Perpetual Notes, which have no maturity date.

Financial derivatives are summarized below:

	Reference value (notional)		Fair value		Accumulated effect (current period)
Description	12/31/2010	12/31/2009	12/31/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	528,185	94,721	519,500	94,328	-	-
Liability position
Ratios (Dollar vs, CDI)	291,585	59,897	321,043	68,556	-	36,399
Rates (PRE) (NDF)	236,600	34,824	249,314	45,352	-	14,458
	-	-	(50,857)	(19,580)	-	50,857

The net liability of R$ 50,857 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period ended on December 31, 2010, the Company recognized a financial loss of R$ 65.915 (R$ 97,341 in 2009), which was recorded as losses on derivatives.

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on December 31, 2010:

81

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

26.  Financial instruments - Continued

c) Risks impacting the business of the Company – Continued

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

Operations	Quantity			Probable Scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Contracts	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Loss R$	Dollar rate R$	Rate CDI	Loss R$

Dollar vs. CDI	46	175,000	De 26/01/2011 a 26/08/2013	1,6662	10.64%	1,2497	13.30%	(106,872)	0,8331	15.96%	(179,759)
NDF	32	142,000	De 03/01/2011 a 01/12/2011	1,6662	10.64%	1,2497	13.30%	(73,497)	0,8331	15.96%	(132,640)

(a)      The possible adverse scenario is represented by an appreciation of the real against the dollar and an increase of 25% of CDI rate of 25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by an appreciation of the real against the dollar and an increase of 50% of CDI rate of 50% over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

Operations	Quantity			Probable Scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Contracts	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Gain R$	Dollar rate R$	Rate CDI	Gain R$

Dollar vs. CDI	46	175,000	De 26/01/2011 a 26/08/2013	1,6662	10.64%	2,0828	7.98%	38.920	2,4993	5.32%	111,825
NDF	32	142,000	De 03/01/2011 a 01/12/2011	1,6662	10.64%	2,0828	7.98%	44.802	2,4993	5.32%	103,859

(c)      The possible adverse scenario is represented by a devaluation of the real in relation to the dollar by 25% and reduction of CDI rate of 25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a devaluation of the real in relation to the dollar by 50% and reduction of CDI rate of 50% over the rates of the probable scenario.

82

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

26.  Financial instruments - Continued

c) Risks impacting the business of the Company – Continued

On December 31, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to fluctuating interest rates as of December 31, 2010, is shown below:

	Controlling Company	Consolidated
Debentures – 6th issue	584,001	584,001
Finame	126,725	259,091
CCB - Banco Itaú BBA	-	147,679
Liability exposure	710,726	990,771

(-) Financial investments denominated in reais	579,149	778,333
Net exposure	(131,577)	(212,438)

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The risk  is concentrated in subscriber accounts receivable and is limited by the large  number of subscribers that comprise the client base.

83

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

26.  Financial instruments - Continued

c) Risks impacting the business of the Company – Continued

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on December 31, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at December 31, 2010 (R$1,6662/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

Controlling Company
Year of Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	CCB-Banco Itaú BBA	Debentures	TOTAL

2011	30,703	26,421	49,977	30,858	-	76,750	214,709
2012	36,439	26,421	49,977	30,858	-	214,230	357,925
2013	25,966	26,421	49,977	30,858	-	194,160	327,382
2014	11,795	26,421	49,977	30,858	-	174,270	293,321
2015	9,848	26,421	49,977	30,858	-	154,700	271,804
2016	9,400	26,421	49,977	30,858	-	-	116,656
2017-2020	2,053	79,263	758,091	394,956	-	-	1,234,363
Total	126,204	237,789	1,057,953	580,104	-	814,110	2,816,160

84

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

26. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Consolidated
Year of Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	CCB-Banco Itaú BBA	Debentures	TOTAL

2011	66,766	26,421	49,977	30,858	23,810	76,750	274,582
2012	72,922	26,421	49,977	30,858	24,850	214,230	419,258
2013	47,662	26,421	49,977	30,858	24,800	194,160	373,878
2014	24,528	26,421	49,977	30,858	72,930	174,270	378,984
2015	21,005	26,421	49,977	30,858	64,580	154,700	347,541
2016	20,208	26,421	49,977	30,858	52,330	-	179,794
2017-2020	4,879	79,263	758,091	394,956	-	-	1,237,189
Total	257,970	237,789	1,057,953	580,104	263,300	814,110	3,211,226

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded, as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, is in accordance with the current law.

27. Measurement and Fair Value Hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration of the latter, a fair value hierarchy is determined on three levels prioritizing the inputs used in measuring fair value as follows:

•  Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

•  Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own premises.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable Sources (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2010	(50,857)	-	(50,857)	-
December 31, 2009	(19,580)	-	(19,580)	-

85

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed statements

December 31, 2010 and 2009

(In thousands of reais)

27. Measurement and Fair Value Hierarchy - Continued

Currency swap derivative instruments are tools for managing risk arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended December 31, 2010, there were not transfers between Level 1 and Level 2 of the measurement of the fair value or transfers to Level 3.

28. Insurance(Unaudited)

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The risk premises adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance area are shown below:

Area

	Main coverage	Maximum annual coverage
Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	45,000
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	3,000
Civil responsibility of the directors and Management officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage.	24,993

29. Subsequent events

From January 1, 2011 to January 13, 2011, an additional 7,153,568 preferred shares of the Company were acquired by Embratel from the minority stock holders. In total, 193,701,299 shares were acquired by Embratel since October 7, 2010. In connection with these transactions, as of January 13, 2010, Embratel and its parent company, Embrapar, holds 223,080,448 of the Company’s preferred shares, representing 97.6% of the Company’s preferred shares and 91.9% of the Company’s total shares

86

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 18, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.